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Exhibit 99.1

Corporate Office 135 Queens Plate Drive, Suite 300 Toronto, Ontario M9W 6V1

IESI-BFC LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
JUNE 2, 2010

        NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders of common shares (the "Shares") and the special voting shares (the "Special Shares", and together with the Shares, the "Voting Shares") (collectively, the "Voting Shareholders") of IESI-BFC Ltd. ("IESI-BFC" or the "Corporation") will be held at the Design Exchange at 234 Bay Street, Toronto, Ontario on June 2, 2010 at 2:00 p.m., Toronto time, for the following purposes:

  (a)
  to receive the financial statements of the Corporation for the period ended December 31, 2009 and the report of the auditors thereon;

  (b)
  to appoint auditors and to authorize the directors to fix the remuneration of the auditors;

  (c)
  to elect the directors; and

  (d)
  to transact such other business as may properly come before the Meeting and any and all adjournments thereof.

        A management information circular and form of proxy accompany this Notice.

DATED at Toronto, Ontario, this 27th day of April, 2010.

                        BY ORDER OF THE BOARD OF DIRECTORS
                        William Chyfetz
                        WILLIAM CHYFETZ
                        Vice President, General Counsel and Secretary

        If you are a Voting Shareholder and you are unable to attend the Meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose to Computershare Investor Services Inc. so as to arrive not later than 2:00 p.m. (Toronto time) on May 31, 2010 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to 1-866-249-7775 or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Only Voting Shareholders of record at the close of business on April 26, 2010 will be entitled to vote at the Meeting or any adjournment thereof.

 IESI-BFC LTD.
135 Queens Plate Drive, Suite 300
Toronto, Ontario
M9W 6V1

MANAGEMENT INFORMATION CIRCULAR
DATED APRIL 27, 2010

THE CORPORATION

        IESI-BFC Ltd. was originally incorporated on May 20, 2009. On May 27, 2009, BFI Canada Ltd. amalgamated with IESI-BFC Ltd. and the amalgamated company continued under the name IESI-BFC Ltd. (together with its predecessor BFI Canada Ltd., "IESI-BFC" or the "Corporation").

        IESI-BFC is the successor to BFI Canada Income Fund (the "Fund"), following the completion of the conversion of the Fund to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) on October 1, 2008 (the "Conversion"). The Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. In connection with the Conversion, securityholders of the Fund received common shares (the "Shares") of IESI-BFC in exchange for ordinary trust units (the "Units") of the Fund, and 11,137,744 special voting shares (the "Special Shares") were issued to IESI Corporation ("IESI"), the former holder of the Fund's Class A Unit that carried indirect voting rights for certain former equity investors in IESI (the "Retained Interest Holders"). As a result of the Conversion, IESI-BFC owns, directly or indirectly, all of the existing assets and liabilities of the Fund. The Fund was wound up on June 30, 2009.

        IESI-BFC did not carry on any active business prior to the Conversion, other than executing the arrangement agreement pursuant to which the Conversion was implemented. The board of directors and senior management of IESI-BFC is comprised of the former members of the board of trustees of the Fund and senior management of its wholly-owned subsidiaries, BFI Canada Inc., IESI and their respective subsidiaries (collectively, the "IESI-BFC Group").

        The head and principal office of IESI-BFC is located at 135 Queens Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1.

PROXY SOLICITATION AND VOTING AT THE MEETING

Solicitation of Proxies

        This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by our board of directors from registered owners of the Shares and the Special Shares (collectively, the "Voting Shares") of the Corporation for use at the annual meeting (the "Meeting") of holders of Voting Shares ("Voting Shareholders") of the Corporation to be held on June 2, 2010 at the Design Exchange at 234 Bay Street, Toronto, Ontario at 2:00 p.m., and at any adjournment thereof, for the purposes set forth in the notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally by the Corporation or its subsidiaries at nominal cost. The cost of such solicitation will be borne by the Corporation.

Appointment of Proxies

        The persons named in the enclosed form of proxy are directors of the Corporation. A Voting Shareholder has the right to appoint another person or company to represent such Voting Shareholder at the Meeting, and may do so by inserting such person or company's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person or company need not be a Voting Shareholder of the Corporation.

        To be valid, proxies must be returned to Computershare Investor Services Inc. so as to arrive not later than 2:00 p.m. (Toronto time) on May 31, 2010 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. Proxies may be returned by facsimile to 1-866-249-7775 or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

Voting of Shares — Advice to Non-Registered Holders

        Only Voting Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Voting Shares of the Corporation beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Voting Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of the notice, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in the Meeting Materials, a request for voting instructions (the "Voting Instructions Form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

        The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Voting Shares they beneficially own. Should a Non-Registered Holder who receives the Voting Instructions Form wish to vote at the Meeting in person or have another person attend and vote on behalf of the Non-Registered Holder, the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

Revocation of Proxies

        A Voting Shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and returning it to Computershare Investor Services Inc. in the manner and so as to arrive as described above, (b) by depositing an instrument in writing executed by the Voting Shareholder or by the Voting Shareholder's attorney authorized in writing (i) at the head office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any reconvened meeting, at which the proxy is to be used, or (ii) with the Chairperson of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or (c) in any other manner permitted by law.

Voting of Proxies

        The persons named in the accompanying form of proxy will vote or withhold from voting the Voting Shares in respect of which they are appointed in accordance with the direction of the Voting Shareholder appointing them, and if the Voting Shareholder specifies a choice with respect to any matter to be acted upon, the Voting Shares will be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted FOR the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors and FOR the election of the nominees named herein as directors, all as set out in this Circular. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with their judgment.

Information in this Circular

        In 2009, the Corporation began reporting its financial results in accordance with U.S. GAAP and in U.S. dollars, commencing with its results for the second quarter ended June 30, 2009. As such, unless otherwise indicated, all dollar amounts in this Circular are expressed in U.S. dollars. Information herein is presented as of April 27, 2010.

VOTING SHARES AND GOVERNANCE ARRANGEMENTS

        On April 27, 2010, the Corporation had outstanding 82,382,757 Shares and 11,048,624 Special Shares. Each holder of Voting Shares of record at the close of business on April 26, 2010, the record date established for notice of the Meeting (the "Record Date"), will be entitled to vote on all matters proposed to come before the Meeting (subject to certain restrictions with respect to the election of directors as described below), even though such Voting Shareholder has since that date disposed of its Voting Shares. No person who acquires Voting Shares after the Record Date shall be entitled to vote at the Meeting or any adjournment thereof.

        Holders of Shares (the "Shareholders") will be entitled to cast one vote for each Share held of record as at the Record Date, on any matter presented to the Voting Shareholders at the Meeting.

        Pursuant to the Conversion, the Corporation issued Special Shares to IESI. The Special Shares enable the holder to vote on all matters at any meeting (including resolutions in writing) of Voting Shareholders on the basis of one vote for each Share for which the Participating Preferred Shares of IESI (the "Participating Preferred Shares") are exchangeable (the "IESI Exchange Rights"), other than with respect to the election of directors. So long as the holder of the Special Shares is entitled to designate at least one director of the Corporation, all votes attaching to the Special Shares and any Shares held by holders of the Participating Preferred Shares shall be deemed to be voted in favour of the directors nominated for election by the Corporation's Governance and Nominating Committee, subject to certain conditions under the Second Amended and Restated Securityholders' Agreement (as defined below) and the agreement dated November 28, 2004 between the Fund, certain of its affiliates and IESI (the "Transaction Agreement"). Accordingly, the holder of the Special Shares will be entitled to cast one vote for each Special Share held of record as at the Record Date, on any matter presented to the Voting Shareholders at the Meeting (subject to the foregoing restriction with respect to the election of directors).

Second Amended and Restated Securityholders' Agreement

        Upon the completion of the Conversion, certain existing governance rights of the Retained Interest Holders were modified, so that they are exercised in respect of IESI-BFC rather than the Fund and IESI Holdings Inc (a predecessor to IESI-BFC Holdings Inc.). These rights are substantially unchanged from the governance rights in respect of the Fund prior to the Conversion, and are set out in the second amended and restated securityholders' agreement dated June 30, 2009 (the "Second Amended and Restated Securityholders' Agreement"). The Second Amended and Restated Securityholders' Agreement sets out certain rules with respect to the governance of IESI-BFC and its subsidiaries and establishes the respective rights of their securityholders as to board representation, approval rights in respect of certain transactions, exchange rights and related matters.

        The Second Amended and Restated Securityholders' Agreement provides for a seven member board of directors and creates obligations for the parties to nominate and/or vote for the election of certain representatives to that board. The number of members of the board cannot be changed so long as the Retained Interest Holders own at least 10% of the then-outstanding Shares (calculated on a fully diluted basis), including

Shares that could be acquired upon exercise of the IESI Exchange Rights. In connection with the Merger Agreement (defined below) and the proposed acquisition of Waste Services, Inc. ("WSI"), the required majority of the Retained Interest Holders has agreed to the establishment of a board of up to eight directors, with six directors to be elected by Voting Shareholders at the Meeting, and two additional directors to be appointed following consummation of the WSI merger. See "— WSI Merger Agreement". The Second Amended and Restated Securityholders' Agreement also prescribes the establishment of specified committees of the board of directors and their respective mandates, as well as the composition of those committees.

        The Retained Interest Holders' entitlement to designate members of the board of directors of the Corporation depends on the number of Shares owned by the Retained Interest Holders, including Shares that may be acquired upon exercise of the IESI Exchange Rights. Of the members of the board, the number of members that may be designated by the Retained Interest Holders is based on the following table:

Ownership Interest	Number of Members
20% or greater	2
Between 10% and 20%	1
Less than 10%	0

        As of April 27, 2010, the Retained Interest Holders have approximately an 11.8% ownership interest and would currently be entitled to designate one member of the board of directors under the Second Amended and Restated Securityholders' Agreement. Mr. Daniel Dickinson has been designated by the Retained Interest Holders, and has been included as one of the nominees proposed by the Governance and Nominating Committee for election by the Voting Shareholders.

        IESI-BFC anticipates that, pursuant to a mandatory exchange provision in the Second Amended and Restated Securityholders' Agreement governing the Participating Preferred Shares (the "Mandatory Exchange"), all remaining outstanding Participating Preferred Shares shall be exchanged for Shares in 2010. In conjunction with the Mandatory Exchange, the outstanding Special Shares that are held by IESI will be redeemed.

WSI Merger Agreement

        On November 11, 2009, IESI-BFC, WSI and IESI-BFC Merger Sub, Inc. ("Merger Sub") entered into a merger agreement (the "Merger Agreement") pursuant to which IESI-BFC agreed to acquire WSI. The agreement provides for Merger Sub to merge with and into WSI, with WSI surviving the merger as a wholly-owned subsidiary of IESI-BFC. WSI and IESI-BFC currently expect to complete the merger in the second calendar quarter of 2010, subject to, among other things, receipt of required WSI stockholder approval, Securities and Exchange Commission approval, Canadian Competition Bureau approval and other regulatory approvals. If the merger is completed, each outstanding share of WSI common stock (other than shares owned by WSI, IESI-BFC, Merger Sub or their subsidiaries, which will be cancelled) will be converted into the right to receive 0.5833 Shares for each share of WSI common stock, with cash paid in lieu of fractional common shares.

        In accordance with the Merger Agreement, within two business days following the consummation of the merger, IESI-BFC will appoint two individuals nominated by WSI and determined to be legally qualified and otherwise suitable by the board of directors of IESI-BFC, acting reasonably, to serve in such capacity, to the board of directors of IESI-BFC. IESI-BFC will issue a press release upon completion of the merger that includes the names and biographical information about the WSI nominees to serve as IESI-BFC directors.

 PRINCIPAL SHAREHOLDERS

        To the knowledge of the directors and officers of IESI-BFC, the only persons or companies which as at April 27, 2010, beneficially own, or control or direct, directly or indirectly voting securities carrying more than 10% or more of the voting rights attached to any class of voting securities of IESI-BFC are the following:

Name	Number of Shares	Percentage of Class	Number of Special Shares	Percentage of Class	Percentage of All Voting Rights
IESI(1)	—	—	11,048,624	100%	11.8%

(1)
IESI represents the Retained Interest Holders as a group, through their indirect right to direct the voting of the Special Shares held by IESI. See "Voting Shares and Governance Arrangements". TC Carting III, L.L.C. is one of the Retained Interest Holders and holds Participating Preferred Shares which are exchangeable for an aggregate of 10,906,195 Shares, representing 11.7% of the outstanding Shares on an as-converted basis.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

        The consolidated financial statements of the Corporation for the period ended December 31, 2009, together with the auditors' report thereon, are available on the Corporation's website, www.iesi-bfc.com, or on the Canadian Securities Administrators' SEDAR website at www.sedar.com. The financial statements and auditors' report will be submitted to the Meeting, and receipt thereof at the Meeting will not constitute approval or disapproval of any matter referred to therein.

Appointment of Auditor

        It is proposed that the firm of Deloitte & Touche LLP, Chartered Accountants, be re-appointed as auditors of the Corporation, to hold office until the next annual meeting of Voting Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors. Deloitte & Touche LLP have been our auditors since 2002.

        Proxies received in favour of management's nominees will be voted FOR the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be withheld from voting in respect thereof.

        Deloitte & Touche LLP billed the Corporation and its subsidiaries C$1,842,823 for 2009 and C$1,599,744 for 2008, respectively, for audit services; C$172,667 for 2009 and C$94,410 for 2008, respectively, for audit-related services (including accounting consultations and translation services); and C$131,695 for 2009 and C$292,845 for 2008, respectively, for tax compliance, tax advice and tax planning services.

Election of Directors of the Corporation

        As described above under "Voting Shares and Governance Arrangements — Second Amended and Restated Securityholders' Agreement", six directors are to be elected at the Meeting (including Mr. Dickinson, who has been designated by the Retained Interest Holders through the holder of the Special Shares). The members of our board of directors will be elected by the Voting Shareholders, with the votes of the holder of the Special Shares deemed to be cast in favor of the nominees named below.

        Proxies received in favour of management's nominees will be voted FOR the election of the nominees named below as directors of the Corporation, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be withheld from voting in respect thereof. The directors have no reason to believe that any of the nominees will be unable to serve as a director of the Corporation but, if a nominee is for any reason unavailable to serve as such, proxies received in favour of management's nominees will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the Voting Shareholder has specified in the proxy that such Voting Shares are to be withheld from voting in respect of the election of directors.

        Each director elected will hold office until the next annual meeting or until he ceases to be a director.

        The following table sets forth the names of and certain additional information for the persons proposed to be nominated for election as directors. Directors receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2009 of C$1.00 = $0.8760, and for the year ended December 31, 2008 of C$1.00 = $0.9381.

Keith A. Carrigan Vice-Chairman & Chief Executive Officer of IESI-BFC Ltd. Caledon, Ontario, Canada Age: 59 Board member since 2002 Non-independent
Mr. Carrigan has been the Vice-Chairman and Chief Executive Officer and a director of IESI-BFC and its predecessors since the June 2000 acquisition of their assets from Allied Waste Industries, Inc. and its affiliates. He was responsible for successfully acquiring, assimilating and improving the operations of IESI-BFC after the acquisition. Prior to joining IESI-BFC, Mr. Carrigan was involved in the development and/or management of various non-hazardous solid waste management and recycling businesses. Mr. Carrigan has been involved with the solid waste management industry for most of his career, which spans more than 30 years. Most notably, he was Vice President of Waste Management, Inc. in the United States, and President of Waste Management of Canada Corporation.

AREAS OF EXPERTISE
• Solid Waste Management Industry	• Corporate Management
• Entrepreneurship	• Finance
• Mergers & Acquisitions	• Governance

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
Board of Directors	14 of 14 100%	18 of 18 100%
Environmental Health & Safety	4 of 4 100%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	CURRENT BOARD COMMITTEE MEMBERSHIPS
None	None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 27, 2010
Year	Shares
2009 2008 Change	467,929(1) 438,134 29,795

VALUE OF TOTAL COMPENSATION RECEIVED
2009 As an officer, Mr. Carrigan is not entitled to additional compensation for board service.
2008 As an officer, Mr. Carrigan is not entitled to additional compensation for board service.

(1)
The total value of Mr. Carrigan's holdings on April 27, 2010 was $8,712,838 (based on the closing price of Shares on the New York Stock Exchange on April 27, 2010 of $18.62), which exceeds the share ownership requirements for the Chief Executive Officer and for directors of the Corporation.

Daniel M. Dickinson Managing Partner, Thayer -- Hidden Creek Partners L.L.C. Northfield, Illinois, U.S.A. Age: 48 Board member since 2005 Independent
Mr. Dickinson has been a member of our board of directors since 2005. He has been employed since 2001 by, and is currently a Managing Partner of, Thayer -- Hidden Creek Partners L.L.C., a private equity investment firm located in Washington, D.C. Prior to joining Thayer -- Hidden Creek Partners L.L.C., Mr. Dickinson was co-head of Global Mergers & Acquisitions at Merrill Lynch. Mr. Dickinson is on the board of directors of Caterpillar Inc. and MISTRAS Group, Inc. He has a J.D. and an M.B.A. from The University of Chicago and a B.S. in Mechanical Engineering and Materials Science, magna cum laude, from Duke University.

AREAS OF EXPERTISE
	• Capital Markets		• Finance
	• Mergers & Acquisitions		• Public Board Experience
	• Private Equity Investment		• Solid Waste Management Industry

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	14 of 14 100%	48 of 48 100%
	Audit(1)	4 of 4 100%
	Compensation	13 of 13 100%
	Governance and Nominating	13 of 13 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Caterpillar Inc.	2009 – Present	Audit Committee
	MISTRAS Group, Inc.	2006 – Present	Compensation Committee, Governance Committee

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 27, 2010(2)
	Year		Shares
	2009 2008 Change		10,906,195(2)(3) 10,906,195(2) —

VALUE OF TOTAL COMPENSATION RECEIVED
2009 $96,361
2008 $81,144

(1)
Mr. Dickinson joined the Audit Committee on April 30, 2009 but attended all meetings prior to such time at the invitation of the committee.

(2)
Mr. Dickinson is an officer and partner of Thayers -- Hidden Creek Partners L.L.C., which exercises control or direction over Participating Preferred Shares owned by TC Carting III, L.L.C. which are exchangeable for an aggregate of 10,906,195 Shares. Mr. Dickinson is an executive officer of Thayer -- Hidden Creek Partners, L.L.C. which controls TC Carting III, L.L.C. The investment decisions of Thayer -- Hidden Creek Partners, L.L.C. are made by an investment committee of which Mr. Dickinson is a member.

(3)
The total value of these holdings on April 27, 2010 was $203,073,351 (based on the closing price of Shares on the New York Stock Exchange on April 27, 2010 of $18.62).

Charles F. Flood President, IESI-BFC Ltd. Fort Worth, Texas, U.S.A. Age: 64 Board member since 2005 Non-independent
Mr. Flood, one of the founders of IESI Corporation, has been IESI-BFC's President and a member of our board of directors since 2005. Mr. Flood was IESI Corporation's Chief Executive Officer, President and a member of IESI Corporation's board of directors since IESI Corporation's inception. From 1989 to 1995, he was employed with Waste Management, Inc. as Group President from 1993 to 1995 in the northeastern United States and Canada, Regional Vice President from 1991 to 1993 in the south central United States and as Vice President of Operations in Texas from 1989 to 1991. Mr. Flood was President of Laidlaw Waste Services' U.S. solid waste operations from 1986 to 1987. Mr. Flood was President of the U.S. and Canadian solid waste operations of GSX Corporation from 1984 to 1986. Mr. Flood was the Region Vice President of the Southern Region of SCA Services, Inc., from 1976 to 1984. Mr. Flood has over 40 years of experience in the solid waste management industry. He has a B.Sc. in Education from the University of Miami and is currently chairman and a director of the Detachable Container Association. Mr. Flood is also a past director and past Chairman for the Environmental Industry Association, the parent of the National Solid Waste Management Association and Waste Equipment Technology Association.

AREAS OF EXPERTISE
• Solid Waste Management Industry	• Environment
• Entrepreneurship	• Human Resources

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
Board of Directors	14 of 14 100%	18 of 18 100%
Environmental Health & Safety	4 of 4 100%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	CURRENT BOARD COMMITTEE MEMBERSHIPS
None	None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 27, 2010
Year	Shares
2009 2008 Change	392,441(1) 376,836 15,605

VALUE OF TOTAL COMPENSATION RECEIVED
2009 As an officer, Mr. Flood is not entitled to additional compensation for board service.
2008 As an officer, Mr. Flood is not entitled to additional compensation for board service.

(1)
The total value of Mr. Flood's holdings on April 27, 2010 was $7,307,251 (based on the closing price of Shares on the New York Stock Exchange on April 27, 2010 of $18.62), which exceeds the share ownership requirements for the President and for directors of the Corporation

James J. Forese

Operating Partner and Chief Operating Officer, Thayer -- Hidden Creek Partners L.L.C.

Naples, Florida, U.S.A.

Age: 74

Board member since 2005 and Non-Executive Chairman of the board of directors

Independent
Mr. Forese is currently the Non-Executive Chairman and director of IESI-BFC. Mr. Forese has been a member of our board of directors since 2005. Mr. Forese joined Thayer -- Hidden Creek Partners L.L.C. in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese currently serves on the board of directors of Spherion Corporation, as Non-Executive Chairman, and on the board of directors of MISTRAS Group, Inc. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

AREAS OF EXPERTISE
	• Finance		• Corporate Management
	• Governance		• Entrepreneurship
• International Markets

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	14 of 14 100%	48 of 48 100%
	Audit	4 of 4 100%
	Compensation(1)	13 of 13 100%
	Governance and Nominating(1)	13 of 13 100%
	Environmental Health & Safety(1)	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Spherion Corporation	2003 – Present	Board (non-executive chairman)
	MISTRAS Group, Inc.	2009 – Present	Audit Committee Chair

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 27, 2010(2)
	Year		Shares
	2009 2008 Change		10,906,195(2)(3) 10,906,195(2) 0

VALUE OF TOTAL COMPENSATION RECEIVED
2009 $95,266
2008 $66,839

(1)
Mr. Forese joined the Compensation Committee, the Governance and Nominating Committee and the Environmental Health & Safety Committee on April 30, 2009 but attended all meetings prior to such time at the invitation of each committee.

(2)
Mr. Forese is an officer and partner of Thayer -- Hidden Creek Partners L.L.C., which exercises control or direction over Participating Preferred Shares owned by TC Carting III, L.L.C. which are exchangeable for an aggregate of 10,906,195 Shares. Mr. Forese is an executive officer of Thayer -- Hidden Creek Partners, L.L.C. which controls TC Carting III, L.L.C. The investment decisions of Thayer -- Hidden Creek Partners, L.L.C. are made by an investment committee of which Mr. Forese is a member.

(3)
The total value of these holdings on April 27, 2010 was $203,073,351 (based on the closing price of Shares on the New York Stock Exchange on April 27, 2010 of $18.62).

Douglas W. Knight President, St. Joseph Media, Inc. Toronto, Ontario, Canada Age: 58 Board member 2002-2005 and since 2007 Independent
Mr. Knight has been a member of our board of directors since November 2007. He is President of St. Joseph Media, Inc. and has held that position since 2006. From 2003 to 2005, Mr. Knight served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York. He has also served as Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto. Mr. Knight is a graduate of the University of Toronto and has a M.Sc. from the London School of Economics.

AREAS OF EXPERTISE
	• Media Industry	• International Markets
	• Mergers & Acquisitions	• Corporate Management
	• Governance	• Entrepreneurship

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	14 of 14 100%	48 of 48 100%
	Audit	4 of 4 100%
	Compensation	13 of 13 100%
	Governance and Nominating	13 of 13 100%
	Environmental Health & Safety(1)	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 27, 2010
	Year	Shares
	2009 2008 Change	28,770(2) 24,381 4,389

VALUE OF TOTAL COMPENSATION RECEIVED
2009 $94,828
2008 $82,317

(1)
Mr. Knight joined the Environmental Health & Safety Committee on April 30, 2009 but attended all meetings prior to such time at the invitation of the committee.

(2)
The total value of Mr. Knight's holdings on April 27, 2010 was $535,697 (based on the closing price of Shares on the New York Stock Exchange on April 27, 2010 of $18.62), which exceeds the share ownership requirements for directors of the Corporation.

Daniel R. Milliard Corporate Director Port Carling, Ontario, Canada Age: 62 Board member since 2002 Independent
Mr. Milliard has been a member of our board of directors since April 2002. He previously served as President and Chief Executive Officer of Sunwell Technologies Inc. from August 2007 to September 2008; as Chief Legal and Business Development Officer at Charles Cole Memorial Hospital from July 2005 to June 2006; and as Interim Chief Executive Officer of Natural Convergence Inc. from December 2003 to May 2004. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. from September 1999 to February 2003 and President, Chief Operating Officer and a director of Hyperion Communications from May 1992 to March 1999 and from March 1999 to August 1999 Vice Chairman and President. Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. which, in June 2002, while Mr. Milliard was acting in that capacity, made a proposal under the Companies' Creditors Arrangement Act ("CCAA"). GT Group Telecom Inc. emerged from CCAA court protection in February 2003 and was acquired by 360 Networks. Mr. Milliard has a J.D. from the University of Tulsa, a B.Sc. in business administration from the American University, and a B.A. in business from Central Missouri University.

AREAS OF EXPERTISE
	• Corporate Management		• Public Board Experience
	• Law		• Capital Markets
• Governance

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	14 of 14 100%	48 of 48 100%
	Audit	4 of 4 100%
	Compensation	13 of 13 100%
	Governance and Nominating	13 of 13 100%
	Environmental Health & Safety(1)	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF APRIL 27, 2010
	Year		Shares
	2009 2008 Change		6,501(2) 3,100 3,401

VALUE OF TOTAL COMPENSATION RECEIVED
2009 $100,084
2008 $86,538

(1)
Mr. Milliard joined the Environmental Health & Safety Committee on April 30, 2009 but attended all meetings prior to such time at the invitation of the committee.

(2)
The total value of Mr. Milliard's holdings on April 27, 2010 was $121,049 (based on the closing price of Shares on the New York Stock Exchange on April 27, 2010 of $18.62), which represents 32% of the share ownership requirement that directors must meet by June 29, 2014.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The Compensation Discussion and Analysis, tables and narrative discuss the compensation of the (i) Chief Executive Officer, (ii) Chief Financial Officer, and (iii) three other most highly compensated executive officers of the Corporation or its subsidiaries (the "Named Executive Officers").

        For 2009, the Named Executive Officers are:

  •
  Keith A. Carrigan, Vice Chairman & Chief Executive Officer;

  •
  Thomas J. Cowee, Vice President & Chief Financial Officer;

  •
  Charles F. Flood, President;

  •
  Joseph D. Quarin, Executive Vice President; and

  •
  Thomas L. Brown, Senior Vice President, Chief Operating Officer, IESI.

        The executive compensation program for senior management of the Corporation and its subsidiaries (the "Executive Compensation Program") is overseen by the Compensation Committee. The Compensation Committee is responsible for reviewing, determining and recommending to our board of directors for final approval the annual salary, bonus and other compensation of the executive officers of the Corporation and its subsidiaries. The Compensation Committee is comprised entirely of independent directors.

Compensation Philosophy

        The Executive Compensation Program is designed to attract and retain our executives and to motivate them to increase Shareholder value on both an annual and long-term basis.

        The objectives of our compensation program are:

  •
  to attract and retain individuals with superior leadership ability and managerial talent;

  •
  to ensure that compensation is aligned with our corporate strategies, business objectives and the long-term interests of our Shareholders; and

  •
  to provide incentives to achieve key strategic and financial performance measures.

        Our approach to compensation is to provide a base salary, annual performance-based bonus, and long-term equity grants.

        Our compensation packages for senior executives provide:

  •
  competitive total compensation opportunities, i.e., at or above the median of the market, for the industry's revenue, size and performance;

  •
  an appropriate mix of fixed and variable compensation to support a strong pay-for-performance relationship; and

  •
  an emphasis on equity-based awards (including options, Long Term Incentive Plan awards and equity bonuses) to encourage Share ownership and further align executives' interests with Shareholders.

Compensation Advisor

        The Compensation Committee engaged Mercer (Canada) Limited ("Mercer") as an advisor. In respect of fiscal 2009, Mercer conducted a competitive market benchmarking analysis for the Named Executive Officers and the independent directors. The decisions reached by the Compensation Committee may reflect factors and considerations in addition to the information and recommendations provided by Mercer. Mercer was retained and instructed by and reports directly to the Compensation Committee. In 2009, Mercer provided no other advice to the Corporation.

Accomplishments of the Compensation Committee in 2009

  •
  Reviewed and approved the Bonus Plan and LTIP (each as described below) for executive officers of the Corporation for 2009;

  •
  Reviewed the executive compensation disclosure included in the information circular for the Corporation's annual meeting of Shareholders;

  •
  Assessed Named Executive Officer performance and recommended compensation amounts;

  •
  Approved pay-outs under the 2008 Bonus Plan and LTIP;

  •
  Reviewed executive organization, structure and succession plans and confirmed comprehensive succession plans are in place;

  •
  Reviewed directors' and officers' insurance coverage and policies;

  •
  Assessed the compensation programs implemented for 2009. For 2010, the programs will be enhanced and are outlined under "— 2010 Compensation Program Changes";

  •
  Reviewed the compensation benchmarking methodology, composition of the comparator group, and the use of benchmarking data in setting compensation levels; and

  •
  Reviewed and approved the compensation package for directors.

2009 Performance Considerations

        In assessing the performance of the Named Executive Officers and other officers of the Corporation in connection with the administration of the Executive Compensation Program, the Compensation Committee took into consideration the following financial and other highlights for the year ended December 31, 2009:

  •
  The Corporation demonstrated consistent strong performance relative to its peers in a difficult market, including in the areas of revenue and organic growth;

  •
  Adjusted EBITDA(A) increased $8.5 million or 2.9% over 2008, excluding foreign exchange impact, despite a $14.0 million or 1.3% decline in revenues relative to 2008, excluding foreign exchange impact;

  •
  Free cash flow increased $25.8 million or 27.8% compared to 2008, excluding foreign exchange impact;

  •
  Adjusted net income per diluted share was $0.71, or $0.74 excluding foreign exchange impact;

  •
  Core price increased 3.2% in Canada and 2.2% in the United States;

  •
  Volumes decreased 0.6% in Canada and 2.3% in the United States;

  •
  The Corporation achieved several key strategic initiatives including the listing of IESI-BFC's shares on the New York Stock Exchange, the completion of a $149.5 million offering of Shares in the U.S., the completion of a C$92.8 million offering of Shares in Canada and the successful execution of the Merger Agreement with WSI;

  •
  The Corporation exceeded the threshold level of corporate financial performance required to pay bonuses;

  •
  The Corporation significantly reduced its leverage; at December 31, 2009, consolidated leverage was 2.16 times Adjusted EBITDA(A) (2008 — 3.08 times) and funded debt to EBITDA(A) ratios, as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities, were 1.92 times (2008 — 2.10 times) and 2.56 times (2008 — 3.93 times), respectively; and

  •
  The positive share price performance for the Corporation from the time of its U.S. offering through year-end; Shares were issued at $10.00 each in the Corporation's June 2009 U.S. offering and closed at $16.02 on the New York Stock Exchange on December 31, 2009.

(A)
For a discussion of EBITDA and Adjusted EBITDA and their use in connection with the Corporation's Executive Compensation Program, see "— Financial Measures Considered by the Compensation Committee".

Shareholder Engagement and Executive Compensation

        The Compensation Committee has considered the recent introduction of advisory shareholder votes on executive compensation reports at certain Canadian companies, also referred to as "say on pay" initiatives.

        The Corporation and its board of directors appreciate the importance that Shareholders place on effective executive compensation programs. The directors have a legal duty to supervise the management of the business and affairs of the Corporation. One of our board of directors' key responsibilities is to assess the performance of senior executives and approve their compensation arrangements. Our board of directors believes that the Corporation's directors and the Compensation Committee are in the best position to oversee the executive compensation programs and policies at the Corporation, which have become increasingly complex and must take into account a number of factors. The Compensation Committee, which is comprised entirely of independent directors, has full access to the necessary information and the benefit of external professional guidance and the relevant experience of its members to make the appropriate decisions.

        This Compensation Discussion and Analysis provides full disclosure of the Corporation's executive compensation programs and describes the approach taken for setting executive compensation. In the board of directors' view, the current approach to executive compensation appropriately recognizes the board of directors' role and balances the interests of the Shareholders with the need for flexibility and certainty in structuring appropriate compensation arrangements. The board of directors believes that compensation programs for its senior executives are appropriate and drives performance for the benefit of all Shareholders and that the voluntary adoption of "say on pay" would not improve its compensation practices or disclosure. The Compensation Committee will continue to assess whether providing an advisory "say on pay" resolution should be adopted.

Summary of Compensation Elements

        A key objective of our compensation programs is to ensure that compensation is aligned with our corporate strategies, business objectives and the long-term interests of our Shareholders. To do this, our programs reinforce pay-for-performance principles by aligning the payouts from executive compensation programs with the Corporation's financial performance.

        Incentives constitute a significant portion of total compensation. In accordance with our compensation philosophy described above, our incentives consist of an annual bonus plan, which is short-term in nature, and long-term incentives and stock options, which have a longer-term focus. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by management and advisors to determine the appropriate level and mix of incentive compensation. For 2009, and historically, the Compensation Committee has approved that a majority of the compensation incentives to executive officers be in the form of performance-based short-term and long-term incentive compensation.

        The elements of total compensation for the Named Executive Officers are as follows:

Element	Objective	Key Features

Base Salary	Base salaries are intended to be market competitive and recognize executives' potential and actual contribution to the success of the Corporation.	Targeted to be market competitive (at or above the median of the market) with adjustments for individual performance, knowledge and experience.

Annual Bonus Plan	Reward short-term financial, operational and individual performance.	Cash payment based on corporate performance relative to budgeted targets for revenue and EBITDA.

Long-Term Incentive Plans	Align management's interests with those of Shareholders, encourage retention and reward long-term company performance.

The LTIP is a performance-based incentive plan for directors, officers and employees, under which performance-based cash allocations are applied to fund purchases of Shares on behalf of participants, subject to a staggered vesting schedule. In 2009, the LTIP was funded based on 1.45% of EBITDA which is adjusted for non-recurring or non-operating items.

Share option awards have a 10-year term and vest equally over four years unless otherwise determined by the Compensation Committee. The Compensation Committee has authorized option grants with shorter vesting schedules. All Share options awarded by the Corporation have been issued with a tandem share appreciation right.

Pension and Benefit Plans	Attract and retain highly qualified executives.	Named Executive Officers participate in pension and benefit programs on the same terms as all employees.

Perquisites	Attract and retain highly qualified executives and facilitate networking opportunities.	Perquisites are limited to a car allowance and certain club memberships.

Employment Agreements	Provide fair severance and reduce uncertainty to attract and retain high-quality executives.	Named Executive Officers are entitled to severance upon termination of employment and are subject to non-compete and non-solicitation covenants.

        The following chart shows the aggregate weighting of the various elements of executive compensation based on actual base salary and actual incentive compensation received in or in respect of the Corporation's 2009 fiscal year for all the Named Executive Officers:

Aggregate Weighting of Elements of Executive Compensation for Named Executive Officers for Fiscal 2009

Pay Benchmarking

        In 2009, the Compensation Committee engaged Mercer to conduct a competitive market benchmarking analysis for the Named Executive Officers.

        The comparator group in the November 24, 2009 benchmarking analysis consisted of a broad group of North American waste management companies with median revenues of $971 million, which approximated the IESI-BFC Group's revenue at that time, and median market capitalization of $1,846 million. The Compensation Committee believes that for senior management attraction and retention purposes, the North American waste management industry is the most appropriate comparator group for the Corporation, recognizing that approximately two-thirds of the Corporation's revenue is generated from U.S. markets and that the Corporation's senior management team is based in both Canada and the United States.

        The North American waste management comparator group companies included in the Mercer review were:

Casella Waste Systems Inc.	Stericycle Inc.
Clean Harbors Inc.	Waste Connections, Inc.
Newalta Income Fund	Waste Management, Inc.
Republic Services, Inc.	Waste Services, Inc.

        In assessing the competitiveness of the Named Executive Officers' total compensation, the Compensation Committee reviewed the market data presented by Mercer. Based on that market data the Named Executive Officers' total compensation program was generally positioned within the competitive range of the upper middle quartile of the comparator group.

        The Compensation Committee uses benchmarking as a point of reference for measurement. Benchmarking, however, is not the determinative factor for our Named Executive Officers' compensation, and does not supplant the analyses of the individual performance of the Named Executive Officers that are considered when making compensation decisions.

Elements of Total Compensation

Base Salary

        The principal purpose of base salary is to compensate our executive officers for their primary roles and responsibilities and to provide a stable level of annual compensation. Market data from the comparator group was considered in determining base salary targets for Named Executive Officers based on each executive officer's position and responsibility. An executive officer's actual salary relative to this competitive data varies based on the level of his or her responsibility, experience, individual performance and future potential. Specific salary increases take into account these factors and the current market for executive talent. The Compensation Committee reviews each executive officer's salary and performance annually. The Compensation Committee believes that the base salaries paid to these named Executive Officers in 2009 are market competitive and reflect the scope of responsibility and experience of each Named Executive Officer.

Annual Bonus

        In fiscal 2009, the Named Executive Officers participated in a bonus plan (the "Bonus Plan") which entitles senior officers to annual cash bonuses. The annual bonus is based on the Corporation's success in achieving financial objectives, and on the senior officers' success in accomplishing their individual goals and objectives for the year. The Compensation Committee approved Mr. Carrigan's and Mr. Flood's annual objectives for 2009 and reviewed their performance during 2009, subject to the approval of the board of directors. The 2009 annual objectives of the other Named Executive Officers were set by the Vice Chairman & Chief Executive Officer, who also reviewed their performance during 2009, subject to the approval of the Compensation Committee. The Compensation Committee also approved the fiscal 2009 annual targets for the Bonus Plan.

        The Bonus Plan targets and objectives are recommended by senior management in conjunction with the annual budget and business planning process, and are reviewed and approved by the Compensation Committee.

        For 2009, the Compensation Committee reviewed and approved the Bonus Plan based equally on the achievement of EBITDA targets and on the discretion of the Compensation Committee. The rationale for EBITDA thresholds in the Bonus Plan is that strong EBITDA growth is critical in ensuring that the Corporation achieves its return on capital and earnings goals, both of which are key drivers underlying share performance.

        The threshold level of performance for 2009 for the EBITDA based component of the annual bonus was 95% of the budgeted corporate target EBITDA from the Corporation's business plan. If threshold levels for the EBITDA metric are not achieved, no bonus is paid. The 50% discretionary component of the bonus is based on individual success. The Compensation Committee retains discretion to award bonus payments above target bonuses if warranted by exceptional corporate and individual performance.

        The following table provides an overview of each Named Executive Officer's annual target bonus opportunity and performance measurement weightings.

		Performance Measurement Weightings
Name	Target Bonus(1)	Corporate (Financial)	Individual Strategic

Keith A. Carrigan Vice Chairman & Chief Executive Officer	100%	50%	50%

Thomas J. Cowee Vice President & Chief Financial Officer	100%	50%	50%

Charles F. Flood President	100%	50%	50%

Joseph D. Quarin Executive Vice President	100%	50%	50%

Thomas L. Brown(2) Senior Vice President, Chief Operating Officer, IESI	85%	50%	50%

(1)
Presented as a percentage of base salary.

(2)
Mr. Brown's target bonus opportunity is based upon the financial performance of the IESI-BFC Group's U.S. operations.

2009 Bonus Award

        The actual cash bonus paid to each Named Executive Officer is disclosed under "Summary Compensation Table".

        For 2009, the Corporation established aggregate corporate target EBITDA of $296 million. In 2009, the Corporation achieved Adjusted EBITDA of $290 million, which was 98% of target EBITDA. The Compensation Committee reviewed the adjustments reflected in Adjusted EBITDA for the year ended December 31, 2009 and determined that they were appropriate in the circumstances in determining whether the corporate target EBITDA had been achieved. As a result, the Compensation Committee determined that the appropriate level for the EBITDA based component of bonus should be 100% of target. Based on the achievement of key strategic initiatives including the listing of the Shares on the NYSE and the completion of the Corporation's inaugural U.S. offering, the Compensation Committee determined that the discretionary based component of bonus for each Named Executive Officer should be as set out below, resulting in bonuses to the Named Executive Officers above target levels.

	Non-discretionary Component (50%)
			Actual Discretionary Component (50%) ($)
Name	Target Bonus ($)	Actual Award ($)		Total Award ($)

Keith A. Carrigan Vice Chairman & Chief Executive Officer	213,404	213,404	384,126	597,530

Thomas J. Cowee Vice President & Chief Financial Officer	160,325	160,325	192,390	352,715

Charles F. Flood President	206,638	206,638	247,964	454,602

Joseph D. Quarin Executive Vice President	182,813	182,813	219,376	402,189

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	130,645	97,984	127,016	225,000

        In determining the discretionary based component of bonus for the Named Executive Officers as well as other officers of the Corporation, the Compensation Committee considered the strong performance of the Corporation for the year ended December 31, 2009 including that the Corporation (i) demonstrated consistent strong performance relative to its peers in a difficult market; (ii) achieved several key strategic initiatives including the listing of IESI-BFC's shares on the New York Stock Exchange, the completion of a $149.5 million offering of Shares in the U.S., the completion of a C$92.8 million offering of Shares in Canada and the entering into of the Merger Agreement; and (iii) showed positive share price performance from the time of its U.S. offering through year-end (Shares were issued at $10.00 each in the Corporation's June 2009 U.S. offering and closed at $16.02 on the New York Stock Exchange on December 31, 2009). The Compensation Committee believes that the performance of the Named Executive Officers as well as the other officers of the Corporation was a key factor in achieving these various accomplishments.

Long-Term Incentive Programs

        The Corporation maintains a Long-Term Incentive Plan ("LTIP") and a share option plan (the "Share Option Plan") under the oversight of the Compensation Committee. The Compensation Committee has the power, among other things, to determine those officers and employees of the Corporation and its subsidiaries who will participate in the plans (the "Participants"). The purpose of the LTIP is to provide a performance-based incentive plan for officers and employees that will align the interests of senior management with those of the Shareholders. The Corporation also has the discretion to grant special equity awards ("Bonus Equity Awards") to certain executives in connection with their entry into new employment agreements.

LTIP

        Historically, the LTIP has been funded based on 2.25% of free cash available for distribution, subject to meeting 95% of budgeted EBITDA target for the year and the prior year's actual EBITDA target. The Compensation Committee believes that this was the appropriate funding methodology for the LTIP prior to the Conversion. For fiscal 2009, the Compensation Committee reviewed proposed amendments to the LTIP and established an appropriate funding methodology for the Corporation. The Compensation Committee determined that the appropriate level of LTIP is 1.45% of consolidated reported EBITDA, adjusted for certain non-recurring or non-operating items. This level was determined by the Compensation Committee to be fair and competitive with the market.

        The Corporation pays the funding amount to a trust established to hold Shares pursuant to the terms of the LTIP (a "Trust"). Separate Trusts exist for Canadian-resident and U.S.-resident employees, and the Trust purchases Shares in the market which are held in trust for each Participant. Dividends on both vested and unvested Shares are distributed by the Trusts to the Participants in the year of receipt.

        Shares allocated to a Participant in respect of a calendar year vest as follows: one-third on the day such Shares are allocated to a Participant; one-third on December 31 of the year such Shares are allocated to a Participant; and the balance on December 31 of the following year.

        The value of prior awards does not affect current LTIP amounts.

        All or part of bonuses payable to employees who participated in the Bonus Plan may, at the option of each employee, be contributed to the Trust to be invested in Shares under the terms of the LTIP. In addition, all or part of the fees payable to the directors may, at the option of each director, be contributed to a Trust to be invested in Shares under the terms of the LTIP. Effective July 1, 2009, 50% of all director's fees payable (with the exception of those fees payable to the Corporation's directors who are U.S. residents) are required to be invested in Shares under the terms of the LTIP.

2009 LTIP Awards

        In fiscal 2009, the Corporation exceeded its target thresholds and generated a LTIP pool of $4.2 million. Ninety four employees were awarded Shares under the LTIP, with 35% of such Shares being allocated to the Named Executive Officers. The value of the long-term incentive awards to each Named Executive Officer are disclosed in the Summary Compensation Table. The Named Executive Officers' LTIP awards were granted on the same basis as other LTIP-eligible employees of the Corporation.

        LTIP awards are calculated on a pro rata basis with each eligible participant's base salary multiplied by a factor to determine their relative weighting of the LTIP pool. Due to their influence and impact on the long-term results of the Corporation, the weighting factor assigned to the Corporation's most senior officers exceeds that of other LTIP participants.

2009 Bonus Equity Awards

        In conjunction with the entry into new employment agreements in 2008 and 2009, each Named Executive Officer received Bonus Equity Awards. In determining the amount of the awards, the Compensation Committee considered the following objectives:

  •
  retention of executives critical to the success of the IESI-BFC Group;

  •
  providing equitable and competitive compensation opportunities; and

  •
  ensuring alignment of interests between the Named Executive Officers and the Shareholders.

        In 2009, Mr. Brown was the only Named Executive Officer to receive a Bonus Equity Award, which consisted of 15,000 restricted Shares pursuant to a bonus agreement.

Share Option Plan

        The Corporation did not grant any options to the Named Executive Officers in 2009.

Other Programs

Change of Control and Severance Provisions

        Each Named Executive Officer's employment arrangement provides for change of control and severance arrangements. Market competitive compensation programs provide financial protection to executives should they be terminated involuntarily (without cause) or as a result of a change of control of the Corporation. The Compensation Committee believes that the terms of these agreements, which are outlined under "— Termination and Change of Control Benefits", are market competitive and necessary to attract and retain highly qualified senior executives.

Pension Plan Benefits

        The Corporation has no defined benefit or defined contribution pension plans.

        The Vice Chairman & Chief Executive Officer and Executive Vice President participate in the BFI Canada Deferred Profit Sharing Plan ("DPSP") on the same basis as all salaried BFI Canada Inc. employees, each at a minimal cost to the Corporation.

        The Chief Financial Officer, President and Chief Operating Officer, IESI participate in IESI Corporation's 401(k) Savings Plan on the same basis as all other eligible employees, each at a minimal cost to the Corporation.

Financial Measures Considered by the Compensation Committee

        The Corporation's calculation of EBITDA (earnings before interest, taxes, depreciation and amortization) is based on the consolidated statement of operations and comprehensive income (loss) and is income before amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, write-off of deferred financing costs, conversion costs, other expenses, income taxes, and non-controlling interest. EBITDA is a term that does not have a standardized meaning prescribed by U.S. generally accepted accounting principles ("GAAP") and is therefore unlikely to be comparable to similar measures used by other issuers. EBITDA is a measure of the Corporation's operating profitability, and is viewed as a useful financial and operating metric for management, the board of directors and the Corporation's lenders, as a key indicator of the Corporation's short- and long-term performance (including performance relative to its industry peers). EBITDA was also the starting point in the determination of free cash flow, as described under "— 2010 Compensation Program Changes". Additional information concerning the Corporation's EBITDA calculation is included in the Corporation's management's discussion and analysis for the year ended December 31, 2009, which has been filed by the Corporation with applicable securities regulatory authorities.

        The Corporation's calculation of Adjusted EBITDA is based on EBITDA (as described above), adjusted for certain non-cash or non-operating items. Adjusted EBITDA is a term used by the Corporation that does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures used by other issuers. Adjusted EBITDA is a measure of the Corporation's operating profitability, and by definition, excludes certain items. These items are viewed by IESI-BFC as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, and deferred income taxes) or non-operating (in the case of certain selling, general and administration expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow. For more information on Adjusted EBITDA, and a reconciliation to GAAP measures, please refer to the Corporation's management's discussion and analysis for the year ended December 31, 2009, which has been filed by the Corporation with applicable securities regulatory authorities.

2010 Compensation Program Changes

        For the 2010 compensation year, the Compensation Committee has approved several changes to the Executive Compensation Program.

Share Ownership

        To encourage the Named Executive Officers and other officers to build and maintain equity in the Corporation, the Corporation will implement shareholding requirements for Named Executive Officers and other officers. Target minimum shareholding must be achieved over a five (5) year period. Minimum shareholdings will be calculated including vested restricted share units ("RSUs"), vested performance share units ("PSUs") and in the money amount of vested option gains. The minimum shareholdings by the Named Executive Officers and other officers will be as follows:

• Chief Executive Officer	5.0x base salary
• Other Named Executive Officers	2.0x base salary
• Other Officers	1.0x base salary

Short-Term Incentive Plan

        For 2010, the short-term incentive plan components have been modified and refined in order to achieve better alignment with Shareholders. Performance is measured relative to an annual target that has been approved by the board of directors prior to the outset of the fiscal year (the "Annual Target"). The measures and their relative weights in determining annual bonus awards will be as follows:

Adjusted EBITDA	40%
Free cash flow	40%
Discretionary	20%

        The Compensation Committee will have discretion to increase or decrease any bonus component awards and to make adjustments to the calculations for unusual, non-recurring or otherwise non-operational matters that it believes do not accurately reflect true results of operations expected from management for bonus purposes. However, in exercising its discretion, the Compensation Committee does not intend to make any adjustments to bonus component awards or to any underlying calculations where the established financial threshold targets have not been met. Lastly, the Compensation Committee will award a discretionary bonus component based on its assessment of management's performance and contribution to long-term value creation for Shareholders.

        Targets are set for each component and the bonus components will be calculated as follows:

Actual Results	Bonus Component Payout	Example Calculation

100% of Annual Target	100% payout

> 100% of Annual Target	> 100% payout 5% multiplier for every 1% actual results > 100% Maximum 150% payout where actual results at or above 110%
For every 1% results are above Annual Target, bonus award increased by 5%; for example, if results = 103% of Annual Target, then bonus award = 100% + ((103-100) × 5%) = 115% payout.
Absolute values to be used in calculation

< 100% of Annual Target	< 100% payout 5% multiplier for every 1% actual results < 100%	For every 1% results are below Annual Target, bonus award decreased by 5%; for example, if results = 92% of Annual Target, then bonus award = 100% - ((100-92) × 5%) = 60% payout.

< 90% of Annual Target	0% payout

        For 2010, the Compensation Committee will adopt a 'portfolio approach', i.e., a mix of award options, under the long-term incentive program. Named Executive Officers' long-term compensation may include a combination of RSUs, PSUs or options. Each year, the Compensation Committee will set, at the start of the year, the form of the equity compensation for the LTIP that year. For 2010, the LTIP award will be a combination of RSUs and/or options.

Long-Term Incentive Plan

        LTIP award components will be based on operating results (and therefore shall exclude non-operating results such as acquisition transaction costs) and will be calculated on the basis of a three year rolling average performance vs. benchmark. During the transition period starting in 2010, the following transitional provisions will apply:

  •
  For 2010, the average will be a one-year average;

  •
  For 2011, the average will be a two-year average; and

  •
  For 2012, the average will be a three-year average.

        Two equally weighted measures will be used in determining LTIP awards:

Operating free cash flow / share	50%
Cash operating earnings / share	50%

        Operating free cash flow is defined as EBITDA less replacement capital expenditures. Cash operating earnings are defined as Adjusted EBITDA less replacement capital expenditures, cash interest expense and cash taxes.

        Benchmark targets will be comprised of two components with each weighted at 50%:

  •
  An absolute target; and

  •
  A target relative to the peer/industry group's performance.

        The equity awards except options will vest equally over a three year period; 25% upon grant, with an additional 25% each January 1st thereafter, until fully vested. RSU vesting will follow a similar pattern, with the exception that the final 25% shall vest on December 1st of the third year in order to comply with certain Canadian income tax regulations. Options granted under the Share Option Plan have a term of 10 years and vest at the rate of 25% per year, commencing on the anniversary of the date of the grant, or as otherwise determined by the Compensation Committee. The Compensation Committee has authorized option grants with shorter vesting schedules, as described under "— Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards". The Compensation Committee will be reviewing the Share Option Plan in connection with recent changes to the taxation of options and stock appreciation rights.

        The Compensation Committee has undertaken to develop an appropriate claw back policy and/or changes to plan documents or award/employment agreements to facilitate the recovery of incentive plan awards in certain circumstances. The claw back policy will require reimbursement, in all appropriate cases, of any bonus or long-term incentive compensation awarded to an executive officer or effecting the cancellation of non-vested restricted share awards and share options previously granted to the Named Executive Officers and other officers if: (a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. The Compensation Committee will retain discretion to review and determine the required reimbursement under the claw back policy. This initiative supports the Compensation Committee's commitment to review and implement good governance practices in a tailored manner for IESI-BFC and to fulfill its mandate.

Performance Graph

        The following graph compares the percentage change in the cumulative shareholder return for C$100.00 invested in Units of the Fund (the Corporation's predecessor) with the total cumulative return of the S&P/TSX Total Return Index for the period from December 31, 2004 until December 31, 2009. On October 1, 2008, each outstanding Unit was exchanged for one Share in connection with the Conversion. Assuming reinvestment of distributions and dividends, C$100.00 invested in the Units on December 31, 2004 was worth C$98.35 on December 31, 2009.

Total Return from December 31, 2004 to December 31, 2009

        Because there are no publicly traded non-hazardous solid waste management companies in Canada, the performance of IESI-BFC's shares cannot be charted against an industry sub-index of various Canadian industry peers. As such, the trend in compensation to the Named Executive Officers during the past five years does not directly compare with the broader market trends in the above chart. The Compensation Committee believes that the decrease in the market price of the Fund's Units and, after October 1, 2008, the Shares, is attributable to a number of external factors which do not take account of the growth and performance of the IESI-BFC Group's business during that period. In particular, the Government of Canada's 2006 decision to change the tax treatment of income trusts and their distributions, related uncertainty as to the timing and impact of the Fund's conversion to a corporate structure, and exceptionally volatile capital markets in 2008 have contributed to the total return trends reflected above. Over that period, however, the Named Executive Officers' efforts are reflected in the IESI-BFC Group's strong performance relative to its peers, including its growth in revenue, EBITDA and free cash flow. The increase in the Named Executive Officers' compensation during the period is also attributable to the Corporation's significant acquisition activity in its Canadian and U.S. markets and, in particular, the 2005 combination of BFI Canada with IESI, and the related integration of its expanded U.S. operating base and management team. In 2009, it also reflects the Corporation's successful listing on the New York Stock Exchange, its two common share offerings, its execution of a merger agreement with Waste Services, Inc., and the performance of its Shares from the time of its U.S. offering through year-end. Specifically, the Corporation's U.S. offering was priced at $10.00 in June 2009, and the Shares closed at a price of $16.02 on the New York Stock Exchange on December 31, 2009.

Option-Based Awards

        The Amended and Restated Unit Option Plan was adopted by the board of trustees of the Fund and approved by its unitholders at the annual and special meeting held on May 13, 2008. Upon completion of the Conversion, our board of directors adopted the Share Option Plan on substantially the same terms as the Amended and Restated Unit Option Plan, so that outstanding and unexercised options remained outstanding, but would be exercised in respect of Shares of the Corporation rather than Units of the Fund (based on the one-for-one exchange ratio in the Conversion). The Share Option Plan is designed to reward certain eligible senior management employees with compensation opportunities that will encourage ownership of Shares, enhance the Corporation's ability to attract, retain and motivate senior management employees, and reward them for significant performance. Options may be granted under the Share Option Plan to senior management employees of the Corporation and its subsidiaries as our board of directors may from time to time determine. See "— Incentive Plan Awards" and "— Share Option Plan".

        Option grants pursuant to the Share Option Plan are made by our board of directors on the recommendation of the Compensation Committee. Option grants were made in 2006 and 2008 and the number of options granted was determined based on the importance and contribution of the executive to the long-term success of the Corporation.

Summary Compensation Table

        The following table provides summary information respecting compensation received in or in respect of the financial years ended December 31, 2008 and 2009 by each of the Named Executive Officers.

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(3)(4) ($)	Option-based awards ($)	Annual incentive plans(5)	Long- term incentive plans	Pension value ($)	All other compensation(14) ($)	Total compensation(16) ($)

Keith A. Carrigan(1)(2) Vice Chairman & Chief Executive Officer	2009 2008	426,808 457,051	456,426 1,797,652(6)	— 149,390(12)	597,530 457,051	— —	9,636 9,850	55,848 1,285,892(15)	1,546,248 4,156,886

Thomas J. Cowee Vice President & Chief Financial Officer	2009 2008	320,650 319,977	196,578 1,268,002(7)	— 729,785(13)	352,715 320,650	— —	7,350 6,900	67,512 64,204	944,805 2,709,518

Charles F. Flood(1) President	2009 2008	413,275 412,821	337,813 1,945,624(8)	— 1,459,193(13)	454,602 413,275	— —	7,350 6,900	97,913 105,768	1,310,953 4,343,581

Joseph D. Quarin(2) Executive Vice President	2009 2008	365,626 391,534	234,609 1,328,237(9)	— 971,651(13)	402,189 391,534	— —	9,636 9,850	62,150 120,318	1,074,209 3,213,124

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	2009 2008	307,400 300,000	366,056(10) 116,774(11)	— 343,340(13)	225,000 75,000	— —	5,532 6,900	22,049 19,867	926,037 861,880

(1)
Messrs. Carrigan and Flood do not receive compensation for acting as directors of the Corporation.

(2)
Messrs. Carrigan and Quarin receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2009 of C$1.00 = $0.8760, and for 2008 of C$1.00 = $0.9381.

(3)
Includes the actual amount of the LTIP award for the financial years ended December 31, 2008 and 2009, respectively, including the portion that has not yet vested, based on the financial performance of the Corporation during the respective year. See "— Long-Term Incentive Programs".

(4)
The grant date fair value for the share-based awards is the same as the accounting fair value.

(5)
This reflects the value awarded to each Named Executive Officer under the Bonus Plan. See "— Elements of Total Compensation — 2009 Bonus Award".

(6)
Includes $404,594 with respect to an LTIP award for the financial year ended December 31, 2008 and $1,393,058 with respect to the purchase by the Corporation of 150,000 Shares at a price of C$9.85 per Share on behalf of Mr. Carrigan pursuant to his employment agreement dated December 17, 2008. Mr. Carrigan's employment agreement provides that if he resigns from the Corporation without good reason prior to December 31, 2010, he will repay the Corporation the sum of $1,765,104 (representing one-third of the total value of the benefit attributable to the Bonus Equity Award (as defined below)) multiplied by the number of days from the date such event occurs to December 31, 2010 divided by 365. See "— Long-Term Incentive Programs" and "— Employment Agreements".

(7)
Includes $199,709 with respect to an LTIP award for the financial year ended December 31, 2008 and $1,068,293 with respect to the purchase by the Corporation of 60,000 Units for Mr. Cowee at a price of C$18.98 per Unit pursuant to his bonus agreement dated September 19, 2008. See "— Long-Term Incentive Programs" and "— Employment Agreements".

(8)
Includes $343,184 with respect to an LTIP award for the financial year ended December 31, 2008 and $1,602,439 with respect to the purchase by the Corporation of 90,000 Units for Mr. Flood at a price of C$18.98 per Unit pursuant to his bonus agreement dated November 10, 2008. See "— Long-Term Incentive Programs" and "— Employment Agreements".

(9)
Includes $259,945 with respect to an LTIP award for the financial year ended December 31, 2008 and $1,068,293 with respect to the purchase by the Corporation of 60,000 Units for Mr. Quarin at a price of C$18.98 per Unit pursuant to his bonus agreement dated September 19, 2008. See "— Long-Term Incentive Programs" and "— Employment Agreements".

(10)
Includes $188,456 with respect to an LTIP award for the financial year ended December 31, 2009 and $177,600 with respect to the purchase by the Corporation of 15,000 Shares on behalf of Mr. Brown at a price of $11.84 per Share pursuant to his bonus agreement dated June 2009.

(11)
Represents an LTIP award of $116,774 for the financial year ended December 31, 2008. See "— Long-Term Incentive Programs".

(12)
The value of Mr. Carrigan's outstanding options as of the date of their grant is calculated in accordance with the Black-Scholes-Merton methodology, which was chosen by the Corporation because it is one of the two most common methodologies for calculating the value of the options. The Black-Scholes-Merton value was $0.85 per option.

(13)
The value of the outstanding options, as of the date of their grant, calculated in accordance with the Black-Scholes-Merton methodology, which was chosen by the Corporation because it is one of the two most common methodologies for calculating the value of the options. For Messrs. Cowee, Flood, Quarin and Brown, the Black-Scholes-Merton value was $3.43 per option.

(14)
Includes distributions received on Shares held in the LTIP, premiums paid for life insurance coverage. Perquisites (including car allowances and club memberships for Messrs. Carrigan, Cowee, Flood and Quarin) do not exceed $50,000 or 10% of the Named Executive Officers' total salary. See "— Employment Agreements".

(15)
Includes a $1,206,415 gross-up for the payment of taxes relating to the purchase of 150,000 Shares by the Corporation on behalf of Mr. Carrigan pursuant to his employment agreement dated December 17, 2008. See "— Employment Agreements".

(16)
Total compensation paid in 2009 to all five Named Executive Officers totaled $5,802,252, or 9.7% of the Corporation's Adjusted net income for the year ended December 31, 2009. A definition of Adjusted net income is included in the Corporation's management's discussion and analysis for the year ended December 31, 2009, which has been filed by the Corporation with applicable securities regulatory authorities.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

        The following table presents the Share and option based awards to the Named Executive Officers outstanding at the end of 2009. See "— Share Option Plan" and "— Long-Term Incentive Plan".

	Option-Based Awards(1)				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested(6) (#)	Market or payout value of share-based awards that have not vested(7) ($)

Keith A. Carrigan Vice Chairman & Chief Executive Officer	325,000(2) 175,000(3)	29.15 20.00	February 14, 2016 January 9, 2019	—	34,411	551,270(4)

Thomas J. Cowee Vice President & Chief Financial Officer	125,000(2) 212,500(5)	29.15 20.00	February 14, 2016 August 25, 2018	—	74,943	1,200,592

Charles F. Flood President	325,000(2) 425,000(5)	29.15 20.00	February 14, 2016 August 25, 2018	—	115,681	1,853,204

Joseph D. Quarin Executive Vice President	225,000(2) 283,000(5)	29.15 20.00	February 14, 2016 August 25, 2018	—	79,623	1,275,555

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	100,000(5)	20.00	August 25, 2018	—	26,546	425,272

(1)
In 2009, no options were issued. As at April 27, 2010, the total number of Shares issuable on the exercise of options outstanding was 2,245,500, or 2.7% of the Corporation's outstanding Shares (2.4% assuming the exchange of all outstanding Participating Preferred Shares). Option holders are all Named Executive Officers of the Corporation.

(2)
One-third of the options vested on January 1, 2007, one-third vested on January 1, 2008 and the remaining one-third vested on January 1, 2009. See "— Share Option Plan".

(3)
Two-thirds of the options vested on January 9, 2009 and the remaining one-third vests on December 31, 2010. See "— Share Option Plan". The options were granted to Mr. Carrigan effective January 9, 2009 in connection with his entry into a new employment agreement effective December 17, 2008.

(4)
For Mr. Carrigan, reflects value of shares or units of shares that have not yet vested.

(5)
One-third of the options vested on August 25, 2008, one-third vested on January 1, 2009 and the remaining one-third vests on January 1, 2011. See "— Share Option Plan".

(6)
LTIP shares which have not vested as of December 31, 2009 as well as the Bonus Equity Awards described under "— Employment Agreements". Amounts reported in this column do not show additional decimal places capturing fractional shares.

(7)
Values presented are based on the December 31, 2009 closing price of a Share on the NYSE of $16.02. Amounts reported in this column capture the value of fractional shares.

Incentive Plan Awards — Value Vested or Earned During Year

        The following table sets out details concerning share and option based awards to the Named Executive Officers, based on amounts vested or earned during 2009.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)(2)	Non-equity incentive plan compensation — Value earned during the year ($)

Keith A. Carrigan Vice Chairman & Chief Executive Officer	Nil	471,372	N/A

Thomas J. Cowee Vice President & Chief Financial Officer	Nil	214,625	N/A

Charles F. Flood President	Nil	371,723	N/A

Joseph D. Quarin Executive Vice President	Nil	282,935	N/A

Thomas L. Brown(1) Senior Vice President, Chief Operating Officer, IESI	Nil	157,647	N/A

(1)
During the year ended December 31, 2009, the Corporation entered into a bonus agreement with Mr. Brown, pursuant to which the Corporation purchased 15,000 Shares for Mr. Brown. The Shares are held in trust by the trustee of the U.S. Trust established for the LTIP. The Shares will vest on May 31, 2012, provided that Mr. Brown continues his employment with the Corporation until that date. The Shares will vest earlier if Mr. Brown dies, becomes disabled, is terminated without cause or resigns for good reason. All dividends paid on the Shares prior to their vesting will be paid to Mr. Brown. See "— Employment Agreements".

(2)
Values presented are based on the December 31, 2009 closing price of a Share on the NYSE of $16.02.

Pension Plan Benefits

        The Corporation has no defined benefit or defined contribution pension plan.

        Mr. Carrigan and Mr. Quarin participate in the DPSP, which is available to all salaried employees of BFI Canada Inc. Under the DPSP, the Corporation or a subsidiary contributes up to 3% of the employees' base salary and annual cash bonus into the DPSP, up to the maximum allowable under the Income Tax Act (Canada). In 2009, the maximum allowable contribution to the DPSP was $9,636. The employee controls the investment of all funds deposited in the DPSP.

        Mr. Cowee, Mr. Flood and Mr. Brown participate in the IESI Corporation 401(k) Savings Plan on the same level as all other eligible employees. IESI's contribution on behalf of an employee is equal to 50% of the first 6% of eligible pay contributed to the 401(k) by the employee.

Employment Agreements

        The Corporation's success depends on the leadership, dedication and experience of its senior management group. The Corporation, IESI-BFC Holdings Inc. (or predecessor thereof) or IESI have entered into employment agreements with certain senior officers. The agreements contain, among other things, confidentiality, non-solicitation and non-competition covenants that will apply during the term of each officer's employment and for a specific period of time after termination of their employment. Any modification or renewal of the employment agreements between the Corporation's subsidiary entities and its executive officers will be subject to the prior review of the Compensation Committee, which shall make a recommendation thereon to our board of directors.

Keith A. Carrigan, Vice Chairman & Chief Executive Officer

        Effective December 17, 2008, Mr. Carrigan entered into a new employment agreement with the Corporation pursuant to which he serves as Vice Chairman & Chief Executive Officer. The initial term of Mr. Carrigan's employment agreement expires December 31, 2010. The term is subject to automatic renewal for successive one year periods unless either party gives the other written notice of non-renewal. Pursuant to his employment agreement, Mr. Carrigan is entitled to an annual base salary of $426,808 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Carrigan is entitled to a base salary of $668,832 and is eligible to receive an annual bonus of up to 120% of his base salary if certain performance targets are met (or greater than 120% in the case of exceptional performance). Mr. Carrigan is eligible to participate in the LTIP and other compensation plans. Mr. Carrigan was granted an option to acquire 175,000 Shares. Two-thirds of the options vested on January 9, 2009 and the remaining one-third vests on December 31, 2010. In addition, Mr. Carrigan was granted a bonus pursuant to a bonus agreement and the after-tax proceeds of the bonus were used to acquire 150,000 restricted Shares as a Bonus Equity Award. If Mr. Carrigan resigns without good reason prior to December 31, 2010, he must pay the Corporation the amount of $1,765,104 (representing one-third of the total value of the benefit attributable to the Bonus Equity Award) multiplied by the number of days from the date such event occurs to December 31, 2010 divided by 365 in connection with the Bonus Equity Award. As at December 31, 2009, Mr. Carrigan's repayment amount was $882,552. Mr. Carrigan is also entitled to a car allowance and health club benefits.

Thomas J. Cowee, Vice President & Chief Financial Officer

        Effective January 1, 2008, Mr. Cowee entered into a new employment agreement with IESI and 4264126 Canada Limited (a predecessor of IESI Holdings Inc.). Mr. Cowee's employment agreement has a term of three years and is automatically renewed for successive three-year periods unless either party gives notice of non-renewal. Pursuant to his employment agreement, Mr. Cowee is entitled to an annual base salary of $320,650 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Cowee is entitled to a base salary of $350,000 and his bonus entitlement remains unchanged. Mr. Cowee is entitled to participate in the LTIP and other compensation plans. In 2008, Mr. Cowee was awarded a Bonus Equity Award, representing 60,000 Shares, which cliff vests on January 1, 2011, conditional upon Mr. Cowee's continued employment with the Corporation to such date. In the event of Mr. Cowee's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Cowee's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited. Mr. Cowee is also entitled to a car allowance and health club benefits.

Charles F. Flood, President

        Effective January 1, 2008, Mr. Flood entered a new employment agreement with IESI and 4264126 Canada Limited (a predecessor of IESI Holdings Inc.). Mr. Flood's employment agreement has a term of three years and is subject to renewal by mutual agreement. Pursuant to his employment agreement, Mr. Flood is entitled to an annual base salary of $413,275 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Flood is entitled to a base salary of $450,000 and his bonus entitlement remains unchanged. Mr. Flood is also eligible to participate in the LTIP and other compensation plans. In 2008, Mr. Flood was granted a Bonus Equity Award of 90,000 restricted Shares, which cliff vests on January 1, 2011, conditional upon Mr. Flood's continued employment with the Corporation to such date. In the event of Mr. Flood's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Flood's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited. Mr. Flood is also entitled to a car allowance and health club benefits.

Joseph D. Quarin, Executive Vice President

        Effective January 1, 2008, Mr. Quarin entered into a new employment agreement with 4264126 Canada Limited (a predecessor of IESI Holdings Inc.) for a term of three years. The term of Mr. Quarin's agreement is automatically renewed for successive three year terms unless either party gives notice of non-renewal to the other. Pursuant to his employment agreement, Mr. Quarin is entitled to an annual base salary of $365,626 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Quarin is entitled to a base salary of $429,964 and his bonus entitlement remains unchanged. Mr. Quarin is eligible to participate in the LTIP and other compensation plans. In 2008, Mr. Quarin was awarded a Bonus Equity Award representing 60,000 Shares, which cliff vests on January 1, 2011, conditional upon Mr. Quarin's continued employment with the Corporation to such date. In the event of Mr. Quarin's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Quarin's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited. Mr. Quarin is also entitled to a car allowance and health club benefits.

Thomas L. Brown, Senior Vice President & Chief Operating Officer, IESI

        Mr. Brown entered into an employment agreement with IESI effective January 21, 2005, which provided that he would serve as Senior Vice President and Chief Operating Officer of IESI. Pursuant to the agreement as amended on July 1, 2009, in 2009 Mr. Brown received an annual salary of $307,400 and participated in the LTIP. In the third quarter of 2008, Mr. Brown was also granted an option to acquire 100,000 Units. Pursuant to an amended option agreement, one-third of the options vested on August 25, 2008, one-third vested on January 1, 2009 and the remaining one-third vests on January 1, 2011. In the second quarter of 2009, Mr. Brown was granted a Bonus Equity Award of 15,000 restricted Shares pursuant to a bonus agreement. The Bonus Equity Award cliff vests on May 31, 2012, conditional upon Mr. Brown's continued employment with the Corporation to such date. In the event of Mr. Brown's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Brown's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited.

        Mr. Brown's employment agreement also provides that Mr. Brown may be eligible to receive an annual bonus of up to 85% of base salary if certain performance targets are met (or greater than 85% in the case of exceptional performance). Effective January 1, 2010, Mr. Brown is entitled to a base salary of $312,000 and bonus entitlement remains unchanged. Mr. Brown is also entitled to a car allowance.

Termination and Change of Control Benefits

        Each Named Executive Officer's employment agreement provides for certain compensation arrangements upon the termination of his service with the Corporation, on the occurrence of specified circumstances as described below. Generally, on a termination without cause or resignation for good reason, the Named Executive Officers will be entitled to a severance payment based on past salary and bonus levels, and outstanding and unvested incentives and other equity entitlements will accelerate to immediately vest and become exercisable.

        The employment agreements also provide for certain benefits in the event of a change of control of the Corporation. A "change of control" is defined in the employment agreements as (i) a tender or take-over offer (or series of related offers) completed for 50% or more of the Corporation's outstanding voting securities; (ii) the amalgamation, merger or consolidation of the Corporation or the entry into an arrangement, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former securityholders of the Corporation or its subsidiaries and affiliates; (iii) the sale or disposition by the Corporation of all or substantially all of its assets to another entity that is not wholly owned by the Corporation; or (iv) the acquisition by a person of 50% or more of the outstanding voting securities of the Corporation (whether directly, indirectly, beneficially or of record). As noted below, the employment agreements are "double trigger" agreements, which require both a change of control and the termination of employment by the

Corporation without cause or resignation by the Named Executive Officer for good reason to trigger payment of change of control benefits. "Good reason" generally means (i) a material and adverse change in the Named Executive Officer's status or position or a material reduction in his duties and responsibilities; (ii) a reduction in the Named Executive Officer's base compensation; (iii) a relocation of the Named Executive Officer's place of employment; (iv) the failure to pay material compensation when due; or (v) a change of control of the Corporation, or a sale of all or substantially all of the assets of Corporation, in either case to a private equity investor, unless the Named Executive Officer is acting in concert with such investor.

Keith A. Carrigan, Vice Chairman & Chief Executive Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Carrigan is entitled to: (i) an amount equal to base salary for 36 months; (ii) an amount equal to three times annual bonus at target; (iii) an amount equal to three times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in the Corporation's benefits plans for 36 months; (v) continuance of car allowance and health club benefits for 36 months; (vi) immediate vesting of all outstanding LTIP entitlements; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Carrigan is entitled to the payments and other benefits described above.

        On termination by reason of disability, Mr. Carrigan is entitled to the payments and other benefits described above other than (ii) an amount equal to three times annual bonus at target and (iii) an amount equal to three times the average annual LTIP entitlement based on the prior three years, except that if he is entitled to benefits under the Corporation's short and long term disability programs, his payments are reduced by the amounts he receives under those programs.

        On retirement, Mr. Carrigan is entitled to: (i) continuation of base salary for a three month period from notice of retirement; (ii) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of retirement; (iii) immediate vesting of all outstanding LTIP entitlements; (iv) immediate vesting and continued right to exercise options for their original term; and (v) continued participation in the Corporation's benefits plans for one year.

        On termination for cause or resignation without good reason on written notice, Mr. Carrigan is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Carrigan's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements.

        Mr. Carrigan has agreed not to compete with the IESI-BFC Group for 24 months following termination of his employment and will not solicit customers or employees for 24 months.

Thomas J. Cowee, Vice President & Chief Financial Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Cowee is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in the Corporation's benefits plans for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Cowee is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive and equity-based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Cowee is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason, or if he decides not to renew his employment contract, Mr. Cowee is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Cowee's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Cowee has agreed not to compete with the IESI-BFC Group for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason, and will not solicit customers or employees for 24 months.

Charles F. Flood, President

        On termination without cause or resignation for good reason, Mr. Flood is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in the Corporation's benefits plans for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Flood is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive and equity-based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Flood is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On retirement or expiration of his employment agreement without renewal, Mr. Flood is entitled to: (i) continuation of base salary for a three month period from notice of retirement; (ii) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of retirement; (iii) immediate vesting of all outstanding LTIP entitlements; (iv) immediate vesting and continued right to exercise options for their original term; and (v) continued participation in the Corporation's benefits plans for one year.

        On termination for cause or resignation without good reason on written notice, Mr. Flood is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Flood's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Flood has agreed not to compete with the IESI-BFC Group for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

Joseph D. Quarin, Executive Vice President

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Quarin is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) a payment equal to the cost of Mr. Quarin converting his group insurance policies to private coverage for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Quarin is entitled to the payments and other benefits described above, as paid as a lump sum, and all incentive and equity-based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Quarin is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason on written notice or if he decides not to renew his contract, Mr. Quarin is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Quarin's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Quarin has agreed not to compete with the IESI-BFC Group for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

Thomas L. Brown, Senior Vice President & Chief Operating Officer, IESI

        On termination without cause, as defined in the employment agreement, Mr. Brown is entitled to: (i) an amount equal to two times his base salary; (ii) an amount in respect of bonus and the LTIP entitlement for the lesser of (x) 24 months following termination, and (y) the number of months to Mr. Brown's 65th birthday; and (iii) an amount equal to two times the average annual LTIP entitlement based on the prior two years, to be paid in equal monthly installments.

        On termination without cause within six months preceding or 24 months following a change of control, as defined in the employment agreement, the payments described above will be paid as a lump sum, and all unvested incentive compensation and Share-based compensation shall vest immediately.

        On termination without cause, resignation for good reason, death or disability, Mr. Brown's Bonus Equity Award vests immediately on the date of his termination.

Estimated Payments to Named Executive Officers

        The following table presents, for each of the Named Executive Officers, incremental payments and other benefits to which they would be entitled under their respective employment agreements (where those amounts can be quantified), assuming that the termination circumstances described in those agreements occurred on December 31, 2009:

Name	Termination Without Cause or Resignation for Good Reason(2)(3)(4) ($)	Disability(5) ($)	Retirement(6) ($)	Death ($)

Keith A. Carrigan(1) Vice Chairman & Chief Executive Officer	3,801,350(7)(8)(9)	3,388,585(7)(8)	(214,902) (7)	(331,283) (7)

Thomas J. Cowee Vice President & Chief Financial Officer	2,862,068	1,200,592	—	1,200,592

Charles F. Flood President	4,215,337(9)(10)	1,902,004(10)	514,723	1,853,204

Joseph D. Quarin(1) Executive Vice President	3,370,837	1,275,555	—	1,275,555

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	1,825,934	425,272	—	425,272

(1)
Messrs. Carrigan and Quarin receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted into U.S. dollars based on the noon buying rate as reported by the Bank of Canada for December 31, 2009 of C$1.00 = $0.9555.

(2)
Includes, for Mr. Carrigan, Mr. Quarin and Mr. Cowee, the Corporation's election not to renew his employment agreement.

(3)
Includes payments on termination without cause or resignation for good reason within 24 months following a change of control.

(4)
Mr. Brown's employment agreement only provides for termination payments on a termination without cause.

(5)
If the Named Executive Officer is not entitled to benefits under the Corporation's short and long term disability programs, the maximum payment on termination for disability will be the amount set forth under "Termination Without Cause or Resignation for Good Reason". The amounts in this column represent the maximum entitlement on termination for disability for the Named Executive Officers (other than Mr. Carrigan) if he is entitled to benefits under the Corporation's short and long term disability programs, and is calculated based on immediate vesting of unvested LTIP awards and Bonus Equity Awards as at December 31, 2009. For Mr. Carrigan, the amounts are reduced only by payments estimated at $412,765 under the Corporation's long term disability program.

(6)
Includes, for Mr. Flood, the Corporation's election not to renew his employment agreement.

(7)
Reflects repayment amount of $882,552 pursuant to the 150,000 Shares acquired under Mr. Carrigan's employment agreement dated December 17, 2008. See also "— Employment Agreements".

(8)
Under these termination circumstances, Mr. Carrigan is entitled to the continuation of his perquisites for a three year period. These perquisites, which are included in the amount shown, are valued at $72,323, and include $60,857 of car allowance.

(9)
Mr. Carrigan and Mr. Flood are also entitled to continuation of health care benefits for a period of 12 months following a termination without cause or resignation for good reason.

(10)
Under these termination circumstances, Mr. Flood is entitled to the continuation of his perquisites for a two year period. These perquisites, which are included in the amount shown, are valued at $48,800, and include $40,800 of car allowance.

        The following table provides additional details regarding the components included in the foregoing presentation of the estimated incremental payments from the Corporation to each of the Named Executive Officers, assuming termination without cause or resignation for good reason on December 31, 2009:

Name	Base Salary(2) ($)	Bonus(3) ($)	LTIP(4) ($)	Vesting of LTIP Entitlements and Bonus Equity Awards ($)	Total ($)

Keith A. Carrigan(1) Vice Chairman & Chief Executive Officer	1,396,568	1,396,568	1,267,174	(331,283) (5)	3,801,350(7)

Thomas J. Cowee Vice President & Chief Financial Officer	641,300	641,300	378,876	1,200,592(6)	2,862,068

Charles F. Flood President	826,550	826,550	660,233	1,853,204(6)	4,215,337(8)

Joseph D. Quarin(1) Executive Vice President	797,583	797,583	500,117	1,275,555(6)	3,370,837

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	614,800	522,580	263,282	425,272(6)	1,825,934

(1)
Messrs. Carrigan and Quarin receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the noon buying rate as reported by the Bank of Canada for December 31, 2009 of C$1.00 = $0.9555.

(2)
Represents, for Mr. Carrigan, an amount equal to base salary for 36 months, and for Messrs. Cowee, Flood, Quarin and Brown, an amount equal to base salary for 24 months.

(3)
Represents, for Mr. Carrigan, an amount equal to three times annual bonus at target, and for Messrs. Cowee, Flood, Quarin and Brown, an amount equal to two times annual bonus at target.

(4)
The LTIP component is calculated based on the Named Executive Officer's average annual entitlement over the prior three fiscal years, except for that of Mr. Brown, whose average annual entitlement is calculated over the prior two fiscal years.

(5)
Reflects vesting of unvested LTIP of $571,270 less repayment amount of $882,552 pursuant to the 150,000 Shares acquired under Mr. Carrigan's employment agreement dated December 17, 2008. See also "— Employment Agreements".

(6)
Bonus Equity Awards vest on termination without cause and are valued based on the December 31, 2009 closing price of a Share on the NYSE of $16.02. See "— Long-Term Incentive Programs" and "— Employment Agreements".

(7)
Mr. Carrigan is entitled to the continuation of his perquisites for a three year period. These perquisites, which are included in the amount shown, are valued at $72,323, and include $60,857 of car allowance.

(8)
Mr. Flood is entitled to the continuation of his perquisites for a two year period. These perquisites, which are included in the amount shown, are valued at $48,800, and include $40,800 of car allowance.

Long-Term Incentive Plan

        The LTIP is administered by the Compensation Committee, which has the power, among other things, to determine the Participants. The purpose of the LTIP is to establish a performance-based incentive plan for directors, officers and employees that will align the interests of senior management with the interests of the Shareholders. See "— Long-Term Incentive Programs".

        In accordance with the LTIP, Shares allocated to a Participant in respect of a calendar year vest as follows: one-third on the day such Shares are allocated to a Participant; one-third on December 31 of the year such Shares are allocated to a Participant; and the balance on December 31 of the following year. Upon the termination of employment of a Participant, without cause, or a Participant's death, disability or retirement, all unvested Shares automatically vest. Upon voluntary termination of employment (resignation) or termination with cause, any Shares which have not vested will be forfeited, subject to the discretion of the trustee of the Trust (the "LTIP Trustee"), with the approval of the Compensation Committee. Upon someone ceasing to be a Participant in the LTIP, the LTIP Trustee will at the request of a Participant, or within one year of that date, sell such number of vested Shares held on behalf of the Participant as may be necessary to fund the payment of any tax deduction or other charges the LTIP Trustee is required to deduct, withhold and remit under applicable law or for any other cost or charges incurred by the LTIP Trustee, and will distribute to the Participant either cash or the remaining vested Shares held on the Participant's behalf. In 2009, the amount allocated to each Participant for the purchase of Shares on the Participant's behalf was approved by the Compensation Committee. See "— Long-Term Incentive Programs".

        The LTIP was established in 2003 for Canadian-resident employees and in 2005 for U.S.-resident employees. The Corporation, or a subsidiary, contributes to the applicable Trust the respective amounts set out in the table for the benefit of the Named Executive Officers. LTIP award amounts reported above represent the full amount of the award for the financial year ended December 31, 2009 including the portion that has not yet vested.

Share Option Plan

        The Amended and Restated Unit Option Plan of the Fund, which increased the number of Units available for issuance under options granted from 1,750,000 to 4,000,000 Units, was adopted by the board of trustees of the Fund and approved by its unitholders at the annual and special meeting held on May 13, 2008. Upon completion of the Conversion, our board of directors adopted the Share Option Plan on substantially the same terms as the Amended and Restated Unit Option Plan, so that outstanding and unexercised options remained outstanding, but would be exercised in respect of Shares of the Corporation rather than Units of the Fund (based on the one-for-one exchange ratio in the Conversion). The Share Option Plan is designed to reward certain eligible management employees with compensation opportunities that will encourage ownership of Shares, enhance the Corporation's ability to attract, retain and motivate senior employees, and reward them for significant performance. Options may be granted under the Share Option Plan to management employees of the Corporation and its subsidiaries as our board of directors may from time to time determine.

        There are currently 82,382,757 Shares outstanding, and 11,048,624 Shares are issuable upon the exchange of Participating Preferred Shares. The maximum number of Shares that may be issued upon the exercise of options granted under the Share Option Plan is 4,000,000, representing approximately 5% of the Corporation's outstanding Shares (4% assuming the conversion of all outstanding Participating Preferred Shares) as at April 27, 2010. The following summary describes the principal terms of the Share Option Plan.

        The number of options that may be granted to any one participant or to insiders under the Share Option Plan is restricted as follows: the number of securities issuable to insiders, at any time, under all security based arrangements, including the Share Option Plan, cannot exceed 10% of the Corporation's issued and outstanding securities; and the number of securities issued to insiders, within any one-year period, under all of the Corporation's security based compensation arrangements, including the Share Option Plan, cannot exceed 10% of the Corporation's issued and outstanding securities. The Share Option Plan includes Share appreciation rights which the Compensation Committee may grant in connection with the grant of a Share option. Share appreciation rights entitle the participant to elect to receive a payment equal to the difference between the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of surrender of a Share option and the exercise price of the Share option in connection with which it was granted.

        Under the Share Option Plan, options granted have a term of 10 years and vest at the rate of 25% per year, commencing on the anniversary of the date of the grant, or as otherwise determined by the Compensation Committee. The Compensation Committee has authorized option grants with shorter vesting schedules, as described under "Executive Compensation — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards". Prior to the expiry of an option, an optionholder generally may exercise an option at any time after the option vests. If the expiry date for an option occurs during a blackout period or other period during which an insider is prohibited from trading in securities of the Corporation pursuant to its insider trading policy, the expiry date will automatically be extended until ten business days after such period ends.

        The exercise price of an option under the Share Option Plan is fixed by our board of directors at the time of grant, but may not be lower than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of grant (calculated by dividing the total value by the total volume of Shares traded for such period). The options are non-assignable.

        If a participant ceases to be eligible under the Share Option Plan due to resignation of employment, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 30 days. If a participant ceases to be eligible under the Share Option Plan due to termination of employment or services without cause, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 90 days. If a participant ceases to be eligible under the Share Option Plan due to termination of employment for cause, all options held by the participant cease to vest and all options which are then exercisable cease to be exercisable. If a participant's employment ceases by reason of disability or death, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 12 months. The Compensation Committee may provide, at the time of the grant or at any time thereafter, that granted options remain exercisable following such resignation or termination, provided that no option may be exercised after its stated expiration (which in no case may be later than 10 years after the date of the grant).

        The Share Option Plan provides that Voting Shareholder approval is not required for any amendments to the Share Option Plan or an option granted under the Share Option Plan, except for any amendment or modification that:

  (a)
  increases the number of Shares issuable under the Share Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage;

  (b)
  increases the length of the period after a blackout period during which options, awards, or any rights pursuant thereto may be exercised;

  (c)
  reduces the exercise price of an option or that would result in the exercise price for any option being lower than the fair market value of a Share at the time the option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of the Corporation affecting the Shares;

  (d)
  expands the categories of eligible person which would have the potential of broadening or increasing insider participation;

  (e)
  results in an amendment to termination provisions providing an extension beyond the original expiry date, except a permitted automatic extension of an option expiring during a blackout period;

  (f)
  results in participants receiving Shares while no cash consideration is received by the Corporation;

  (g)
  requires securityholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX);

  (h)
  grants additional powers to the board of directors to amend the Share Option Plan or entitlement;

  (i)
  extends the term of options held by insiders; or

  (j)
  changes the insider participation limits which result in securityholder approval being required on a disinterested basis.

        IESI-BFC did not grant any additional options to acquire Shares to the Named Executive Officers during the year ended December 31, 2009.

 Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights ($)		Weighted-average exercise price of outstanding options, warrants and rights ($)		Number of securities remaining available for future issuance under equity compensation plans ($)
Plan Category
Equity compensation plans approved by securityholders	2,245,500		C$	24.08	1,754,500
Equity compensation plans not approved by securityholders	—			—	—

Total	2,245,500	(1)	C$	24.08	1,754,500	(2)

(1)
Represents approximately 2.7% of the Corporation's outstanding Shares (2.4% assuming the exchange of all outstanding Participating Preferred Shares) as at April 27, 2010.

(2)
Represents approximately 2.1% of the Corporation's outstanding Shares (1.9% assuming the exchange of all outstanding Participating Preferred Shares) as at April 27, 2010.

Composition of the Compensation Committee

        During the year ended December 31, 2009, the Compensation Committee assisted our board of directors in determining and administering the compensation for the senior officers of the Corporation and its subsidiaries. The following individuals served as the members of the Compensation Committee during the fiscal year ended December 31, 2009: Mr. Daniel R. Milliard (Chair), Mr. James J. Forese, Mr. Daniel Dickinson, Mr. Joseph H. Wright and Mr. Douglas Knight.

Compensation Committee Interlocks and Insider Participation

        None of the members of the Compensation Committee during 2009 was an officer, employee or former officer or employee of the Corporation or any of its subsidiary entities or affiliates. The members of the Compensation Committee during 2009 were eligible to have their directors' fees invested under the terms of the LTIP for the period January 1, 2009 to June 30, 2009. For the period July 1, 2009 to December 31, 2009, 50% of directors' fees were required to be invested in Shares of the Corporation under the terms of the LTIP. See "— Long-Term Incentive Programs".

COMPENSATION OF DIRECTORS OF THE CORPORATION

        The Compensation Committee is responsible for reviewing directors' compensation and recommending changes to our board of directors. In determining director compensation, the Committee is guided by the following compensation principles/philosophy:

  •
  compensation is appropriate and competitive with the median of the U.S. market;

  •
  compensation is competitive and fair considering the time, effort and commitment of the directors; and

  •
  the mix and level of compensation should be reviewed against the North American waste management comparator group as well as a broader comparator group of Canadian/U.S. public companies of comparable complexity and size.

        In 2009, the Compensation Committee engaged an external consultant, Mercer, to assist in the selection of an appropriate comparator group and to collect market data. After reviewing the market data and applying the above compensation principles, the Compensation Committee made its recommendations to our board of directors and the board approved changes effective July 1, 2009.

Pay Benchmarking

        The comparator group in the August 31, 2009 market data analysis consisted of a group of North American waste management companies with median revenues of $1,002 million, which approximated the IESI-BFC Group's revenue at that time, and median market capitalization of $1,607 million. In order to provide a broader perspective on compensation levels for directors, the Compensation Committee also reviewed compensation data for about 150 U.S. companies from Mercer's database with revenues between $500 million to $2 billion. For non-executive chairman compensation levels, the Compensation Committee also reviewed Canadian market data from Mercer's Canadian Mid-Size 60 Core Research Group.

        The North American waste management comparator group companies included in the Mercer review were:

Casella Waste Systems Inc.	Stericycle Inc.
Clean Harbors Inc.	Waste Connections, Inc.
Newalta Income Fund	Waste Management, Inc.
Republic Services, Inc.	Waste Services, Inc.

        In assessing the competitiveness of the directors' total compensation, the Compensation Committee reviewed the market data presented by Mercer. Based on that market data the directors' total compensation program was generally positioned in the bottom quartile of the waste management comparator group and the broader U.S. market, and between the 25th percentile and the median of the broader Canadian market.

        The Compensation Committee uses market data benchmarking as a point of reference for measurement. Benchmarking, however, is not the determinative factor for directors' compensation, and does not supplant the analyses of the individual performance of the Named Executive Officers that are considered when making compensation decisions.

Directors' Compensation Arrangements

        Directors receive their compensation in Canadian funds but their compensation is reported in U.S. dollars in this Circular. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange of:

        C$1.00 = $0.8290 for the period January 1, 2009 through June 30, 2009;

        C$1.00 = $0.9287 for the period July 1, 2009 through December 31, 2009; and

        C$1.00 = $0.8760 for the period January 1, 2009 through December 31, 2009.

        For the period January 1, 2009 to June 30, 2009 each non-management director (other than the Chairman) received an annual retainer of $33,162. The Chairman of our board of directors received an annual retainer of $74,614 for his duties as chair. The chair of each board committee received an additional annual retainer of $3,316 ($8,290 in the case of the Audit Committee chair) and other members of those committees received an additional annual retainer of $1,658. Board of directors members received a fee of $1,036 for each board meeting attended, and committee members received a fee of $1,036 for each committee meeting attended. Directors were also reimbursed for out-of-pocket expenses for attending board and board committee meetings.

        Based, in part on the results of the Mercer analysis, the Compensation Committee determined to increase compensation and effective July 1, 2009 adopted a flat fee compensation approach for directors. The Compensation Committee believes that approach compensates directors for involvement rather than meeting attendance, i.e., directors are paid for the "job" and not for participation in a series of meetings and committees. These compensation levels are competitive with the median total compensation for directors among the waste management comparator group and the median total compensation for directors among the broader U.S. market:

  •
  $125,368 annual retainer for being a member of our board of directors;

  •
  $185,730 annual retainer for the Chair of our board of directors;

  •
  $18,573 additional annual retainer for being the Chair of the Audit Committee;

  •
  $9,287 for the Chair of the Compensation Committee and the Governance and Nominating Committee;

  •
  total compensation to directors would be paid 50% in cash and 50% in director Share units/LTIP(1);

  •
  those compensation changes would be effective July 1, 2009; and

  •
  subsequent to July 1, 2009, no additional meeting or membership fees would be paid.

(1)
In accordance with the terms of the TC Carting III, L.L.C limited partnership agreement, Messrs. Dickinson and Forese receive their compensation entirely in cash.

Directors' Compensation Table

        During the year ended December 31, 2009, a total of $41,312 was paid in respect of reimbursement of expenses incurred by the directors relating to travel and other expenses attributable to attending board and board committee meetings. Keith A. Carrigan, the Vice Chairman & Chief Executive Officer of the Corporation, and Charles F. Flood, the President of the Corporation, were not entitled to compensation for acting in the capacity of director of the Corporation or IESI-BFC Holdings Inc.; however, all their expenses were paid by the Corporation or a subsidiary. The Chairman of our board of directors also received a fee of $1,036 per day on which he traveled on business for the Corporation.

Name	Fees Earned ($)(1)	Share Based Awards ($)(1)	Total ($)(1)
Daniel M. Dickinson(2)	95,923	0	95,923
James J. Forese(2)	99,646	0	99,646
Daniel R. Milliard	68,374	31,711	100,084
Douglas W. Knight	65,313	29,515	94,828
Joseph H. Wright	99,714	43,733	143,447

(1)
Directors receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2009 of C$1.00 = $0.8760.

(2)
In accordance with the terms of the TC Carting III, L.L.C limited partnership agreement, Messrs. Dickinson and Forese receive their compensation entirely in cash.

        On August 3, 2006, the board of trustees approved a Unit Ownership Program for trustees of the Fund, which has been continued for the directors of the Corporation. The program, as amended on July 1, 2009, provides that within five years of July 1, 2009, each director will be required to own Shares of the Corporation having a purchase value or fair market value, whichever is higher, equivalent to three times his or her annual retainer.

        The Corporation does not have a retirement policy for directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        As of April 27, 2010, none of the current or former directors, executive officers or employees of the Corporation or its subsidiary entities were indebted to the Corporation or any of its subsidiaries.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The following table describes the Corporation's governance practices. For convenience, these are organized by reference to the requirements set out in National Instrument 58-101 of the Canadian Securities Administrators ("NI 58-101").

NI 58-101 Required Disclosure	Status(1)	Comments regarding the Corporation's Corporate Governance Practices
1. Board of Directors	Yes	A majority of the members of our board of directors are independent. The independent directors are as follows:

•       Daniel M. Dickinson

•       James J. Forese

•       Douglas Knight

•       Daniel Milliard

•       Joseph H. Wright

Mr. Wright is currently a director of the Corporation but will not be standing for re-election at the annual meeting of Shareholders.
The following directors are not independent: • Keith Carrigan • Charles F. Flood
The directors have determined that Mr. Carrigan and Mr. Flood are considered to be non-independent as a result of their positions as executive officers of the Corporation.

The following directors are presently a director of another reporting issuer or public company in a foreign jurisdiction:

•       Daniel M. Dickinson serves on the board of directors of Caterpillar Inc. and MISTRAS Group, Inc.; and

•       James J. Forese serves on the board of directors of Spherion Corporation and MISTRAS Group, Inc.

The attendance record of each director for board meetings is as follows:

•       Keith A. Carrigan: 14 of 14 meetings

•       Daniel M. Dickinson: 14 of 14 meetings

•       Charles F. Flood: 14 of 14 meetings

•       James J. Forese: 14 of 14 meetings

•       Douglas Knight: 14 of 14 meetings

•       Daniel Milliard: 14 of 14 meetings

•       Joseph H. Wright: 14 of 14 meetings

Following each meeting of our board of directors, the independent directors hold a separate meeting at which non-independent directors and members of management do not attend.
The Chairman's role is to facilitate open and candid discussion among the independent directors. The Corporation's non-executive Chairman, James J. Forese, is an independent director.

NI 58-101 Required Disclosure	Status(1)	Comments regarding the Corporation's Corporate Governance Practices

The attendance record for members of the Audit Committee is as follows:

•       James J. Forese (Chair): 4 of 4 meetings

•       Daniel M. Dickinson: 4 of 4 meetings

•       Douglas Knight: 4 of 4 meetings

•       Daniel Milliard: 4 of 4 meetings

•       Joseph H. Wright: 4 of 4 meetings

Mr. Dickinson joined the Audit Committee on April 30, 2009 but attended all meetings prior to such time at the invitation of the committee.

The attendance record for members of the Governance and Nominating Committee as well as the Compensation Committee is as follows:

•       Daniel Milliard (Chair): 13 of 13 meetings

•       Daniel M. Dickinson: 13 of 13 meetings

•       James J. Forese: 13 of 13 meetings

•       Douglas Knight: 13 of 13 meetings

•       Joseph H. Wright: 13 of 13 meetings

Mr. Forese joined the Governance and Nominating and Compensation Committees on April 30, 2009 but attended all meetings prior to such time at the invitation of the committees.

The attendance record for members of the Environmental, Health and Safety Committee during 2009 was:

•       Charles F. Flood (Chair): 4 of 4 meetings

•       Keith A. Carrigan: 4 of 4 meetings

•       Daniel M. Dickinson: 4 of 4 meetings

•       Douglas Knight: 4 of 4 meetings

•       Daniel Milliard: 4 of 4 meetings

•       Joseph H. Wright: 4 of 4 meetings

•       James J. Forese: 4 of 4 meetings

Messrs. Knight, Milliard, Wright and Forese joined the Environmental Health and Safety Committee on April 30, 2009 but attended all meetings prior to such time at the invitation of the committee.
2. Board Mandate	Yes	Our board of directors has a written mandate, which is attached hereto as Schedule "A".
3. Position Descriptions	Yes
In 2006, the board of trustees of the Fund finalized written position descriptions for the chair of the board of trustees and the chair of each committee and for each of the President and Chief Executive Officer positions. The written position descriptions were adopted by the Corporation following the Conversion.

NI 58-101 Required Disclosure	Status(1)	Comments regarding the Corporation's Corporate Governance Practices

The board of directors and the Compensation Committee have implemented the following in respect of succession planning:

•       The board and the Compensation Committee supervise succession planning processes which include reviewing the depth and diversity of succession pools for the Chief Executive Officer and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans.

•       The board of directors annually reviews and assesses the succession plans for the Chief Executive Officer.

•       The Compensation Committee assists the board of directors in its oversight responsibilities regarding succession planning, and annually reviews the Corporation's leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•       The Compensation Committee reports to the board of directors at least annually on succession planning.

•       The performance objectives of the Chief Executive Officer include ensuring solid succession for senior executive roles.

4. Orientation and Continuing Education	Yes
The Governance and Nominating Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of the Corporation's business, the role of the board of directors and its committees and the contribution that individual directors are expected to make.

The Corporation also has an orientation manual for directors which contains information concerning: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the business carried on by the Corporation and its subsidiaries. A general orientation package including materials with respect to the board of director's mandate and the mandate of each committee of our board of directors, the Corporation's disclosure policy, the Corporation's code of conduct, an overview of the Corporation's approvals policy and an overview on landfills and landfill development is provided to directors.

The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give the board of directors timely access to the information it needs to carry out its duties. In particular, directors:

•       receive a comprehensive package of information prior to each board and committee meeting;

•       are involved in setting the agenda for board and committee meetings; and

•       have full access to senior management and employees.

Directors may also attend external education programs at the Corporation's expense.

NI 58-101 Required Disclosure	Status(1)	Comments regarding the Corporation's Corporate Governance Practices
5. Ethical Business Conduct	Yes
A Code of Conduct applicable to all employees, officers and directors was implemented by the board of trustees of the Fund in 2005, and amended in 2007. A Code of Ethics for Senior Executives was implemented by the board of trustees of the Fund in 2005 (together with the Code of Conduct, the "Code"). The Code was adopted by the Corporation followed the Conversion. A copy of the Code of Conduct is available at www.sedar.com and at www.iesi-bfc.com and a copy of the Code of Ethics is available from the Director, Investor and Employee Relations via phone: (416) 401-7729 or email: investorrelations@iesi-bfc.com. To facilitate compliance with the Code, the Code of Conduct includes mandatory procedures with respect to the reporting of conflicts of interest.
No reports have been filed pertaining to any conduct of a director, trustee or executive officer that constitutes a departure from the Code.
The Code includes requirements with respect to the avoidance of self-dealing conflicts of interests. The Code provides for a complaint procedure which allows employees to report (anonymously, if they wish) any conduct that does not comply with the Code.
Through the Code, our board of directors encourages and promotes a culture of ethical business conduct.
6. Nomination of Directors	Yes	The Governance and Nominating Committee is composed of five members and all of them are independent.

The Governance and Nominating Committee is responsible for the nomination of directors, and examines the size, composition and structure of our board of directors and makes recommendations with respect to individuals qualified for appointment. The Governance and Nominating Committee is also responsible for, among other things, the following:

•       establishing and implementing procedures to review the contributions of individual directors;

•       evaluating the effectiveness of the board of directors and committees;

•       assessing that adequate structures and procedures are in place to permit the board of directors to effectively discharge its duties and responsibilities; and

•       evaluating organizational structures and plans for the succession of senior executives.

7. Compensation	Yes
The process by which the board determines the compensation of directors and officers involves a determination on an annual basis by the Compensation Committee, composed entirely of independent directors, which reviews and recommends to the directors, for approval, the remuneration of directors and senior management. See also "Executive Compensation — Compensation Discussion and Analysis".
In 2009, Mercer completed a competitive market benchmarking analysis for the Corporation's executives and the independent directors.

NI 58-101 Required Disclosure	Status(1)	Comments regarding the Corporation's Corporate Governance Practices
8. Other Board Committees	No
9. Director/Board Assessments	Yes
The board of directors with the assistance of Mercer Delta conducted an evaluation of its effectiveness and contributions in 2006 and 2009. These evaluations assessed the effectiveness and contribution of the board of directors, the board committees and the board chair. Mercer Delta also coordinated the preparation, completion and analysis of a director self-assessment evaluation.

(1)
"Yes" indicates that the corporate governance practices of the Corporation and its subsidiaries, as applicable, generally comply with the NI 58-101 requirement.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation has policies of insurance for the directors and officers of the Corporation and the directors and officers of its subsidiary entities.

        The aggregate limit of liability applicable to those insured directors and officers under the policies is $25 million, inclusive of costs to defend claims. Under the policies, the Corporation will have a $20 million limit of liability in reimbursement coverage to the extent that it has indemnified the directors and officers in excess of the deductible of $150,000 for each loss. The insured directors and officers also have a $5 million limit of liability designated to claims in which no indemnification is provided by the Corporation. The policies include coverage for claims under securities laws and insurance against any legal obligations to pay on account of any such claims.

        For the period from January 1, 2009 to December 31, 2009, the total premium paid on the policies was $479,500. Because the policies are subject to aggregate limits of liability, the amount of coverage may be diminished or exhausted by any claims made thereon. Also, continuity of coverage is contingent upon the availability of renewal insurance, or of replacement insurance without a retroactive date so as not to limit coverage for prior wrongful acts.

ADDITIONAL INFORMATION

        Financial information for the financial year ended December 31, 2009 is provided in the Corporation's annual financial statements and management's discussion and analysis ("MD&A") which are included in the Annual Report. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Corporation at 135 Queens Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1.

        The Corporation's annual information form includes additional information on the Audit Committee in the sections entitled "Audit Committee Information" and "Schedule A — Audit Committee Charter", including the relevant education and experience of the Audit Committee members.

        To obtain a copy of the Corporation's latest annual information form, Annual Report, this Circular or other information relating to the Corporation, please visit the Corporation's SEDAR profile at www.sedar.com or our website at www.iesi-bfc.com.

OTHER MATTERS

        The directors know of no other amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

 APPROVAL OF DIRECTORS

        The contents of this Circular and its sending to Voting Shareholders have been approved by the board of directors of the Corporation.

                        BY ORDER OF THE BOARD OF DIRECTORS
                        "William Chyfetz"
                        WILLIAM CHYFETZ
                        Vice President, General Counsel and Secretary

Toronto, Ontario
April 27, 2010

 SCHEDULE A

IESI-BFC LTD.

MANDATE OF THE BOARD OF DIRECTORS

The purpose of this document is to summarize the governance and management roles and responsibilities of the board of directors of IESI-BFC Ltd. (the "Corporation").

1.     Role

  The role of the directors is to focus on governance and stewardship. Their role is to review corporate direction (strategy), assign responsibility to management for achievement of that direction, establish executive limitations, and monitor performance against those objectives. In fulfilling this role, the directors will regularly review management's strategic plans so that they continue to be responsive to the changing business environment in which the Corporation operates.

2.     Responsibilities

  To fulfill their role, the directors will:

  (a)   Define Shareholder Expectations for Corporate Performance Through Effective Communication with Shareholders

    •
    Satisfy itself that there is effective communication between the directors and the Shareholders, other stakeholders, and the public.

    •
    Determine, from time to time, the appropriate criteria against which to evaluate performance, and set strategic goals and objectives within this context.

  (b)   Establish Strategic Goals, Performance Objectives and Operational Policies

    The directors will review and approve broad strategic objectives for the Corporation and establish values against which the Corporation's performance will be measured. In this regard, the directors will:

    •
    Approve long-term strategies.

    •
    Review and approve management's strategic and operational plans so that they are consistent with long-term goals.

    •
    Approve strategic and operational policies within which management will operate.

    •
    Set targets against which to measure executive performance.

    •
    Satisfy itself that a portion of executive compensation is linked appropriately to the Corporation's performance.

    •
    Satisfy itself that a process is in place with respect to the appointment, development, evaluation and succession of senior management.

  (c)   Monitor Corporate Performance

    •
    Understand, assess and monitor the principal risks of all aspects of the business in which the Corporation is engaged.

    •
    Monitor the Corporation's performance against both short-term and long-term strategic plans and annual performance targets, and monitor compliance with corporate policies and the effectiveness of risk management practices.

  (d)   Develop Board Processes

    Develop procedures relating to the conduct of the directors and the fulfillment of the board's responsibilities. In this regard, the directors will:

    •
    Ensure the Audit Committee of the board of directors puts in place procedures to receive and handle complaints or concerns received by the Corporation about accounting or audit matters including those submitted anonymously by an employee of the Corporation.

    •
    To the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer (CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

    •
    Establish expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

QuickLinks

  Exhibit 99.1
IESI-BFC LTD. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS JUNE 2, 2010
IESI-BFC LTD. 135 Queens Plate Drive, Suite 300 Toronto, Ontario M9W 6V1
MANAGEMENT INFORMATION CIRCULAR DATED APRIL 27, 2010
THE CORPORATION
PROXY SOLICITATION AND VOTING AT THE MEETING
VOTING SHARES AND GOVERNANCE ARRANGEMENTS
PRINCIPAL SHAREHOLDERS
MATTERS TO BE CONSIDERED AT THE MEETING
EXECUTIVE COMPENSATION
Aggregate Weighting of Elements of Executive Compensation for Named Executive Officers for Fiscal 2009
Total Return from December 31, 2004 to December 31, 2009
Equity Compensation Plan Information
COMPENSATION OF DIRECTORS OF THE CORPORATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
ADDITIONAL INFORMATION
OTHER MATTERS
APPROVAL OF DIRECTORS
SCHEDULE A IESI-BFC LTD. MANDATE OF THE BOARD OF DIRECTORS